2024 Annual Report

In This Report Our Portfolio 04 2024 Highlights 06 Letter from the Executive Chairman 10 Consolidated Financial Statements 54 Management’s Discussion & Analysis 14 12 Letter from the CEO

Vermelhos Mine Aerial View, Caraíba Operations, Bahia, Brazil

1 For more information on the Company’s plans to earn a 60% interest in the Furnas Copper-Gold Project, please see its press releases dated October 30, 2023 and July 22, 2024. Our Portfolio Corporate Office Vancouver7 5 3 1 2 6 Corporate Office São Paulo Corporate Office Belo Horizonte New Production Tucumã Advanced Stage1 Furnas4 Production Caraíba Production Xavantina Annual Report | 2024 4

Note: Copper C1 cash costs, gold C1 cash costs and gold all-in sustaining costs are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its MD&A for the period ended December 31, 2024. 4. Furnas Copper-Gold Project1 Location: Pará, Brazil Stage: Advanced Stage 2. Xavantina Operations Location: Mato Grosso, Brazil Stage: Operating Ownership: 97.6% US$1,006 per oz 2024 All-in Sustaining Costs: 57,210 ounces 2024 Gold Production: US$493 per oz 2024 C1 Cash Costs: 35,444 tonnes 2024 Copper Production: US$1.97 per lb 2024 C1 Cash Costs: 1. Caraíba Operations Location: Bahia, Brazil Stage: Operating Ownership: 99.6% Annual Report | 2024 5,156 tonnes 2024 Copper Production: 3. Tucumã Operation Location: Pará, Brazil Stage: Operating Ownership: 99.6% Corporate Office 5. São Paulo Corporate Office 6. Belo Horizonte Corporate Office 7. Vancouver 5

* For more information on the Company’s plans to earn a 60% interest in the Furnas Copper-Gold Project, please see its press releases dated October 30, 2023 and July 22, 2024. • We successfully delivered the Tucumã Project safely and on schedule, achieving first saleable copper concentrate production in July 2024. • At the Xavantina Operations, we increased proven and probable mineral reserves by 19% and measured and indicated mineral resources, inclusive of mineral reserves, by 26% compared to the prior year’s estimates. • In July 2024, we signed a definitive earn-in agreement with Vale Base Metals to earn a 60% interest in the Furnas Copper-Gold Project*. Execution of Growth Strategy • During the fourth quarter, we published an initial resource estimate for the Furnas Project, confirming its potential for a large- scale, high-grade underground mine, and commenced the 28,000-meter Phase 1 drill program. • At the Caraíba Operations, we advanced construction of the Pilar Mine’s new external shaft, which is expected to offer meaningful production and cost benefits starting in 2027. 2024 Highlights • The new Tucumã Operation contributed to a record fourth quarter copper production of 12,883 tonnes in concentrate, bringing full-year copper production to 40,600 tonnes. • The Caraíba Operations produced 35,444 tonnes of copper for the year at C1 cash costs of $1.97 per pound produced. • The Tucumã Operation delivered 5,156 tonnes of copper, with metallurgical recoveries and concentrate grades meeting design targets, and throughput volumes increasing steadily each month. • The Xavantina Operations produced 57,210 ounces of gold at C1 cash costs and all-in sustaining costs (AISC) of $493 and $1,006, per ounce produced, respectively. Operating Highlights 6 Annual Report | 2024

• Cash flow from operations for the year was $145.4 million, with $113.5 million generated in the second half. • Total capital expenditures were $324.9 million million, a decrease of nearly $165 million compared to 2023, following the completion of the Tucumã Operation. • Adjusted EBITDA increased by approximately $33 million compared to 2023, reaching $216.2 million. • Year-end liquidity remained strong at $90.4 million, comprising $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under our senior secured revolving credit facility (Credit Facility), and $25.0 million of undrawn availability under our copper prepayment facility. • Subsequent to year-end 2024, we amended our Credit Facility to enhance financial flexibility and support our expanded operational footprint. • We successfully completed construction of the Tucumã Project with over seven million hours worked without a lost-time incident, demonstrating our commitment to health and safety. • At our Caraíba Operations, we reinforced the stability of our tailings de-watering paddocks through targeted upgrades, ensuring continued operational integrity and environmental stewardship. • We invested over $1 million in community programs across our operations, including expanding the Project Hope childhood education program near our Xavantina Operations in collaboration with our partner, Royal Gold. • We trained over 98% of our managers in Brazil on identifying and mitigating human rights and modern slavery risks within our operations and supply chain, strengthening our responsible business practices. Note: Copper C1 cash costs, gold C1 cash costs, gold AISC, adjusted EBITDA and available liquidity are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its MD&A for the period ended December 31, 2024. Financial Highlights Environmental, Social and Governance ESG 7

Financial Highlights Cash Flow from Opeations: $145.4 million $145.4 1 Available Liquidity is a non-IFRS measures. Please see the Company’s MD&A for the period ended December 31, 2024 for a reconciliation of non-IFRS measures. 2 The amendment to the Company’s senior secured revolving credit facility, which became effective in January 2025, included an increase in aggregate commitments from $150 million to $200 million. Adjusted EBITDA: $216.2 million Available Liquidity¹ at Dec. 31, 2024 Additional liquidity from increase to Credit Facility² Copper Prepayment FacilityCash Credit Facility $140.4 M $50 M $25 M $25 M $50 M $15 M $65 M$90.4 M 8 Annual Report | 2024

9 Annual Report | 2024

Letter from the Executive Chairman 2024 was a transformative year for Ero Copper and a personally significant one for me. After eight years as Chief Executive Officer, I transitioned to the role of Executive Chairman on January 1, 2025—an opportunity to reflect on our journey and the remarkable achievements of our team. When we acquired Mineração Caraíba in 2016, our Caraíba Operations produced approximately 20,000 tonnes of copper annually, with an estimated mine life of eight years. The Tucumã Project was still conceptual, and our Xavantina Operations had no defined mine life, producing roughly 25,000 ounces of gold per year. Since then, we have built Ero into a company defined by ambition, resilience, and continuous growth. Key milestones along the way included our TSX listing in 2017, the commencement of mining operations at Caraíba’s Vermelhos Mine in 2018, the more than doubling of production at both our Caraíba and Xavantina Operations, the addition of our NYSE listing in 2021, an inaugural bond offering in early 2022, and the successful execution of major growth initiatives, including the safe and on- time construction of the Tucumã Project as well as the plant cooling and mill expansion projects at Caraíba. As exciting as these achievements have been, I believe our best years are still ahead of us. With Tucumã ramping up to commercial production, we are poised to produce between 75,000 and 85,000 tonnes of copper in 2025. We are also investing in the future of the Caraíba Operations with the Pilar Mine’s new external shaft project. And most recently, we laid the foundation for our longer-term growth strategy through our partnership with Vale Base Metals on the Furnas Copper-Gold Project, in which we intend to earn a 60% interest. “Reflecting on all that we have accomplished in 2024 and since Ero’s founding, I am immensely proud of our team in Brazil and Canada. Together, we have built a company with a strong foundation for the future, and I look forward to the next chapter of our journey.” 10 Annual Report | 2024

With these advancements and a strong foundation in place, Ero’s future is exceptionally bright under Makko DeFilippo’s leadership. As I transition into the role of Executive Chairman, my commitment to Ero’s long-term success remains unwavering, and I have every confidence in Makko’s ability to lead the company forward. I would also like to express my deepest gratitude to Noel Dunn, who retired at the end of 2024. As a co-founder and Ero’s Chairman since its inception, Noel played a pivotal role in shaping our company. His contributions have been instrumental to our success, and his legacy will continue to inspire us. To our shareholders, thank you for your continued trust and support. Reflecting on all that we have accomplished in 2024 and since Ero’s founding, I am immensely proud of our team in Brazil and Canada. Together, we have built a company with a strong foundation for the future, and I look forward to the next chapter of our journey. David Strang Executive Chairman March 06, 2025 11 Annual Report | 2024

Letter from the CEO Dear Fellow Shareholders, As we reflect on 2024 and look ahead to 2025, I want to thank you for your continued support and confidence in Ero Copper. This past year was marked by significant achievements, including the successful on-time completion of the Tucumã Project. Transitioning from construction to ramp-up brought new challenges as we worked towards commercial production. Our ability to navigate operational headwinds is a testament to the dedication, resilience, and expertise of our project and operating teams across the group. As we address these challenges to deliver on Tucumã, we entered 2025 with confidence and a clear vision: establish Ero Copper as the leading mining Company operating in Brazil, as defined by safety, innovation and operational excellence to create lasting value for our shareholders, people and communities. Executing on Our Growth Strategy In July 2024, we achieved first copper concentrate production at Tucumã, an extraordinary accomplishment delivered on schedule—less than three years after the publication of the project’s Optimized Feasibility Study in September 2021. Despite encountering challenges that extended Tucumã’s ramp-up timeline, the processing plant reached design recovery rates and concentrate grades during the fourth quarter, contributing to record consolidated copper production for the quarter. With a focus on steadily increasing plant throughput and achieving commercial production during the first half of 2025, Tucumã is expected to contribute significantly to our full- year consolidated copper production guidance of 75,000 to 85,000 tonnes. At the Caraíba Operations, we made important progress on our growth strategy by advancing construction of the Pilar Mine’s new external shaft. This development, when complete in 2027, will support the creation of a two-mine system at Pilar, resulting in what we expect to be a significant increase in mining rates—up to three million tonnes of ore per annum. In the near term, we are focused on improving operational flexibility in the mine through increased underground development. While progress in 2024 was slower than expected on this front, we mobilized a second contractor in January 2025 and anticipate restoring meaningful flexibility within the mine by mid-year. “As we look ahead, we remain committed to delivering sustainable growth and long-term value creation. I am deeply proud of the Company we have built and excited about the opportunities that lie before us.” 12 Annual Report | 2024

Additionally, during the fourth quarter, we initiated an extensive drilling campaign at the Furnas Copper-Gold Project, following the execution of a definitive earn-in agreement with Vale Base Metals in July 2024. In 2025, we expect to complete approximately 40,000 meters of exploration drilling at Furnas and look forward to sharing updates on the outstanding potential of this asset as our technical work program advances throughout the year. Leadership Transition and a Vision for the Future This past year also marked an important leadership transition at Ero Copper. On January 1, 2025, I assumed the role of President and Chief Executive Officer. I am grateful that in this next chapter, David Strang, will serve as Executive Chairman, where he will continue to provide leadership and support to our organization. As part of this transition, Noel Dunn, who co-founded our Company and served as Ero’s Chairman since its inception, retired at the end of the year. I want to personally thank Noel for his years of leadership and invaluable contributions to the Company— his vision, mentorship and dedication were instrumental in shaping Ero Copper into the thriving organization it is today. As I stated in our succession announcement in November 2024, I am honored by the trust that Noel, Dave and the Board of Directors have bestowed in selecting me as Ero’s next CEO. I am deeply committed to our values, and to serving our shareholders to ensure the responsible delivery of our growth objectives. The Case for Copper: A Strong Outlook The fundamentals for copper remain incredibly compelling. As the world transitions toward a decarbonized energy system, we expect demand for copper will continue to grow, Makko DeFilippo President & Chief Executive Officer March 06, 2025 driven by renewable energy, the adoption of new energy-intensive technologies and global infrastructure development. While near-term market fluctuations will no doubt persist, the medium- and long-term outlook for copper is strong. Ero Copper is well-positioned to capitalize on this demand through a strategy centered on operational resilience, innovation and on advancing high-quality projects aligned with global decarbonization efforts. As we look ahead, we remain committed to delivering sustainable growth and long- term value creation. I am deeply proud of the Company we have built and excited about the opportunities that lie before us. Thank you for your trust and support. Vamos em Frente, 13 Annual Report | 2024

Management’s Discussion and Analysis For the Year Ended December 31, 2024

Table of Contents Annual Report | 2024 15 BUSINESS OVERVIEW 16 HIGHLIGHTS 17 REVIEW OF OPERATIONS The Caraíba Operations 21 The Tucumã Operation 22 The Xavantina Operations 23 2025 GUIDANCE 24 REVIEW OF FINANCIAL RESULTS Review of quarterly results 26 Review of annual results 28 Summary of quarterly results for most recent eight quarters 30 OTHER DISCLOSURES Liquidity, Capital Resources, and Contractual Obligations 31 Management of Risks and Uncertainties 33 Other Financial Information 36 Accounting Policies, Judgments and Estimates 36 Capital Expenditures 40 Alternative Performance (NON-IFRS) Measures 41 Disclosure Controls and Procedures and Internal Control over Financial Reporting 50 Notes and Cautionary Statements 50

MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 6, 2025 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2024, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2024” and “Q4 2023” are to the three months ended December 31, 2024 and December 31, 2023, respectively, and all references to "Fiscal 2024" and "Fiscal 2023" are to the years ended December 31, 2024 and December 31, 2023, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures. This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 6, 2025, unless otherwise stated. BUSINESS OVERVIEW Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), which is the 100% owner of the Company's Caraíba Operations located in the Curaçá Valley, Bahia State, Brazil and the Tucumã Operation, an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold"), which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. Ero Copper Corp. December 31, 2024 MD&A | Page 1 16 Annual Report | 2024

HIGHLIGHTS Operating Highlights 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Copper (Caraíba Operations) Ore Processed (tonnes) 719,942 900,289 812,202 3,431,294 3,231,667 Grade (% Cu) 1.30 1.20 1.59 1.14 1.49 Cu Production (tonnes) 8,566 9,920 11,760 35,444 43,857 Cu Production (lbs) 18,883,286 21,870,631 25,926,281 78,139,888 96,687,638 Cu Sold in Concentrate (tonnes) 8,420 9,970 11,429 36,557 42,595 Cu Sold in Concentrate (lbs) 18,562,541 21,980,217 25,196,731 80,593,665 93,905,643 Cu C1 Cash Cost(1)(2) $ 1.85 $ 1.63 $ 1.75 $ 1.97 $ 1.80 Copper (Tucumã Operation) Ore Processed (tonnes) 223,013 110,778 — 333,791 — Grade (% Cu) 2.17 1.00 — 1.78 — Cu Production (tonnes) 4,317 839 — 5,156 — Cu Production (lbs) 9,515,937 1,850,043 — 11,365,980 — Cu Sold in Concentrate (tonnes) 3,750 357 — 4,107 — Cu Sold in Concentrate (lbs) 8,268,310 787,042 — 9,055,352 — Total Copper Cu Production (tonnes) 12,883 10,759 11,760 40,600 43,857 Cu Production (lbs) 28,399,223 23,720,674 25,926,281 89,505,868 96,687,638 Cu Sold in Concentrate (tonnes) 12,170 10,327 11,429 40,664 42,595 Cu Sold in Concentrate (lbs) 26,830,851 22,767,259 25,196,731 89,649,017 93,905,643 Gold (Xavantina Operations) Ore Processed (tonnes) 26,120 41,761 34,416 146,161 136,002 Grade (g / tonne) 11.18 11.41 17.18 13.37 15.13 Au Production (oz) 8,936 13,485 16,867 57,210 59,222 Au Sold (oz) 11,106 14,615 18,479 60,195 57,949 Au C1 Cash Cost(1) $ 744 $ 539 $ 413 $ 493 $ 422 Au AISC(1) $ 1,691 $ 1,034 $ 991 $ 1,006 $ 957 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) Copper C1 cash cost including foreign exchange hedges was $2.07 in Q4 2024 (Q4 2023 - $1.59) and $2.05 in Fiscal 2024 (Fiscal 2023 - $1.68). Ero Copper Corp. December 31, 2024 MD&A | Page 2 17 Annual Report | 2024

Financial Highlights ($ in millions, except per share amounts) 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Revenues $ 122.5 $ 124.8 $ 116.4 $ 470.3 $ 427.5 Gross profit 52.4 53.7 41.9 180.6 156.8 EBITDA(1) (31.4) 74.5 73.7 24.8 208.7 Adjusted EBITDA(1) 59.1 62.2 50.3 216.2 183.5 Cash flow from operations 60.8 52.7 49.4 145.4 163.1 Net (loss) income (48.9) 41.4 37.1 (67.8) 94.3 Net (loss) income attributable to owners of the Company (48.9) 40.9 36.5 (68.5) 92.8 - Per share (basic) (0.47) 0.40 0.37 (0.66) 0.99 - Per share (diluted) (0.47) 0.39 0.37 (0.66) 0.98 Adjusted net income attributable to owners of the Company(1) 17.4 27.6 20.7 80.4 82.8 - Per share (basic) 0.17 0.27 0.21 0.78 0.88 - Per share (diluted) 0.17 0.27 0.21 0.78 0.87 Cash, cash equivalents, and short-term investments 50.4 20.2 111.7 50.4 111.7 Working (deficit) capital(1) (69.9) (60.9) 25.7 (69.9) 25.7 Available liquidity(1) 90.4 125.2 261.7 90.4 261.7 Net debt(1) 551.8 518.7 314.5 551.8 314.5 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Fourth Quarter and Full-Year 2024 Highlights Record quarterly copper production contributed to strong cash flow from operations for the fourth quarter and full year • The continued ramp-up of the Tucumã Operation drove record quarterly copper production of 12,883 tonnes, contributing to full-year copper production of 40,600 tonnes in concentrate. ◦ Steady ramp-up progress at the Tucumã Operation resulted in quarterly and full-year production of 4,317 tonnes and 5,156 tonnes, respectively. Mining operations continue to remain ahead of schedule. ◦ The Caraíba Operations produced 8,566 tonnes of copper in concentrate at C1 cash costs(1) of $1.85 per pound of copper produced during the quarter, bringing full-year production to 35,444 tonnes at C1 cash costs(1) of $1.97 per pound. • The Xavantina Operations produced 8,936 ounces of gold during the quarter, resulting in C1 cash costs(1) and AISC(1) of $744 and $1,691, respectively, per ounce of gold produced. Full- year gold production was 57,210 ounces at C1 cash costs(1) and AISC(1) of $493 and $1,006, respectively, per ounce. Ero Copper Corp. December 31, 2024 MD&A | Page 3 18 Annual Report | 2024

• Higher copper production partially offset the impact of lower gold production during the quarter. For the full year, improved metal prices drove operating margin expansion, helping to mitigate the impact of lower copper and gold production. ◦ Cash flow from operations for the quarter and year were $60.8 million and $145.4 million, respectively. ◦ Fourth quarter and full-year adjusted EBITDA(1) were $59.1 million and $216.2 million, respectively. ◦ Net loss attributable to the owners of the Company for the quarter and year were of $48.9 million ($0.47 per share on a diluted basis) and $68.5 million ($0.66 per share on a diluted basis), respectively. ◦ Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $17.4 million ($0.17 per share on a diluted basis) and $80.4 million ($0.78 per share on a diluted basis), respectively. • At year-end, available liquidity was $90.4 million, including $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Credit Facility"), and $25.0 million of undrawn availability under the Company's copper prepayment facility. In January 2025, the Company amended its Credit Facility to enhance financial flexibility and support its larger operational footprint. The amendment, which included an increase in aggregate commitments from $150 million to $200 million, added $50 million of liquidity subsequent to year-end. Drilling and engineering work underway on the Furnas Copper-Gold Project ("Furnas") • The Company commenced the Phase 1 drill program in mid-October 2024, completing approximately 2,800 meters of drilling during the fourth quarter. The Company expects to complete the 28,000-meter Phase 1 drill program in mid-2025 and the majority of the 17,000- meter Phase 2 drill program by year-end 2025. These drill programs are focused on two identified high-grade zones, the NW and SE Zones, and include: ◦ Infill drilling to upgrade mineral resource classifications and increase continuity within high-grade zones ◦ Extensional drilling to depth, where the deposit remains open • On October 2, 2024, the Company published an initial mineral resource estimate(2) for Furnas, confirming the potential for a large-scale, high-grade underground mine. The Company plans to advance a preliminary economic assessment on the Project for publication in H1 2026. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) For more information on the Furnas mineral resource estimate, please see the Company’s press release dated October 2, 2024, and the report prepared by Anderson Gonçalves Candido, FAusIMM of RPM Global Canada Limited entitled “Furnas Copper Project - Pará State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report” dated November 18, 2024 with an effective date of June 30, 2024) Ero Copper Corp. December 31, 2024 MD&A | Page 4 19 Annual Report | 2024

Subsequent Events Amendment to the Credit Facility In January 2025, the Company enhanced financial flexibility by amending its Credit Facility to support its larger operational footprint. Key updates to the Credit Facility include: • An increase in aggregate commitments from $150 million to $200 million. • An extension of the maturity date from December 2026 to December 2028. • Improved terms, including a 25-basis point reduction to the applicable margin on drawn funds at certain leverage ratios. Executive Succession and Leadership Structure Update As part of the Company's ongoing leadership succession planning, key executive transitions took effect on January 1, 2025. • David Strang, co-founder and former Chief Executive Officer, was appointed Executive Chairman of the Board, following the retirement of Noel Dunn, co-founder and Chairman. • Makko DeFilippo, formerly President and Chief Operating Officer, was appointed President and Chief Executive Officer and joined the Company's Board. • Gelson Batista succeeded Mr. DeFilippo as Chief Operating Officer. In parallel, Mr. DeFilippo implemented a broader leadership reorganization in February 2024 to enhance operational stability and efficiency. The new structure consolidates leadership roles to support the Company's next phase of growth. The executive leadership team, reporting to Mr. DeFilippo, is as follows: • Gelson Batista, Executive Vice President & Chief Operating Officer • Wayne Drier, Executive Vice President & Chief Financial Officer • Courtney Lynn, Executive Vice President, External Affairs & Strategy • Deepk Hundal, Executive Vice President, General Counsel & Corporate Secretary • Eduardo de Come, Executive Vice President, Brazil As part of the Company's long-term succession plan, developed in 2022, Michel (Mike) Richard, a co- founder of the Company and Chief Geological Officer, will retire at the end of March 2025. He will continue to support the Company in an advisory capacity as a member of the Furnas Technical Committee and provide ongoing guidance to the exploration team which will be led by Michael Hocking, Vice President Exploration. Ero Copper Corp. December 31, 2024 MD&A | Page 5 20 Annual Report | 2024

REVIEW OF OPERATIONS The Caraíba Operations 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Ore mined (tonnes) 713,980 874,937 886,271 3,274,410 3,341,121 Ore processed (tonnes) 719,942 900,289 812,202 3,431,294 3,231,667 Grade (% Cu) 1.30 1.20 1.59 1.14 1.49 Recovery (%) 91.8 91.9 91.0 90.6 91.4 Cu Production (tonnes) 8,566 9,920 11,760 35,444 43,857 Cu Production (lbs) 18,883,286 21,870,631 25,926,281 78,139,888 96,687,638 Concentrate grade (% Cu) 32.8 33.3 33.3 33.0 33.7 Concentrate sales (tonnes) 25,743 29,964 34,332 110,650 131,002 Cu Sold in concentrate (tonnes) 8,420 9,970 11,429 36,557 42,595 Cu Sold in concentrate (lbs) 18,562,541 21,980,217 25,196,731 80,593,665 93,905,643 Realized copper price $ 3.82 $ 3.88 $ 3.52 $ 3.91 $ 3.64 Copper C1 cash cost $ 1.85 $ 1.63 $ 1.75 $ 1.97 $ 1.80 Copper C1 cash cost including foreign exchange hedges $ 2.07 $ 1.72 $ 1.59 $ 2.05 $ 1.68 The Caraíba Operations achieved quarterly copper production of 8,566 tonnes in concentrate, bringing full-year copper production to 35,444 tonnes. Lower tonnes mined and processed resulted in an 13.6% quarter-on-quarter decrease in copper production and contributed to a 13.5% increase in C1 cash costs, which averaged $1.85 per pound of copper produced for the quarter. For the full year, C1 cash costs and operating margins benefited from improved concentrate treatment and refining charges beginning in May 2024, as well as a more favorable USD to BRL exchange rate, resulting in weighted average full-year C1 cash costs of $1.97 per pound of copper produced. Tonnes of ore mined in Q4 2024 included: • Pilar: 363,994 tonnes grading 1.51% copper (vs. 407,884 tonnes at 1.34% copper in Q3 2024) • Vermelhos: 269,482 tonnes grading 1.31% copper (vs. 250,365 tonnes at 1.47% copper in Q3 2024) • Surubim: 80,504 tonnes at 0.36% copper (vs. 216,688 tonnes at 0.68% copper in Q3 2024) For the full year, tonnes of ore mined included: • Pilar: 1,693,479 tonnes grading 1.32% copper (vs. 1,870,330 tonnes at 1.56% copper in 2023) • Vermelhos: 975,639 tonnes grading 1.25% copper (vs. 902,643 tonnes at 1.71% copper in 2023) • Surubim: 605,292 tonnes at 0.62% copper (vs. 568,148 tonnes at 0.72% copper in 2023) Ero Copper Corp. December 31, 2024 MD&A | Page 6 21 Annual Report | 2024

Contributions from the three mines resulted in total ore mined during the quarter of 713,980 tonnes grading 1.30% copper (vs. 874,937 tonnes at 1.21% copper in Q3 2024). For the full year, total ore mined was 3,274,410 tonnes grading 1.17% copper (vs. 3,341,121 tonnes at 1.46% copper in 2023). During the quarter, the Company engaged an additional development contractor to support accelerated development rates and improved operational flexibility. Mobilization of the additional contractor is expected to be complete by the end of Q1 2025. The Caraíba Operations are expected to produce 37,500 to 42,500 tonnes of copper in concentrate in 2025, reflecting higher mill throughput volumes compared to 2024. Production is anticipated to be lowest in Q1 2025 before increasing sequentially through year-end. The Company's full-year copper C1 cash cost guidance is $2.15 to $2.35 per pound of copper produced. The anticipated increase in unit costs compared to 2024 is primarily driven by longer average transport distances for ore and waste, resulting from the increased depth of planned mining activities across all three mines at the Caraíba Operations. The Tucumã Operation 2024 - Q4 2024 - Q3 2024 Ore mined (tonnes) 1,065,108 867,315 1,932,423 Ore processed (tonnes) 223,013 110,778 333,791 Grade (% Cu) 2.17 1.00 1.78 Recovery (%) 89.1 75.7 86.6 Cu Production (tonnes) 4,317 839 5,156 Cu Production (lbs) 9,515,937 1,850,043 11,365,980 Concentrate grade (% Cu) 28.6 25.5 28.0 Concentrate sales (tonnes) 13,384 1,652 15,036 Cu Sold in concentrate (tonnes) 3,750 357 4,107 Cu Sold in concentrate (lbs) 8,268,310 787,042 9,055,352 Realized copper price $ 3.48 $ 4.19 $ 3.55 Ramp-up of the Tucumã Operation continued to deliver important progress during the quarter, despite a regional power disruption in early October (please refer to the Company's press releases dated October 5, 2024 and October 16, 2024) and challenges related to the tailings filtration circuit. Metallurgical recoveries and concentrate grades continued to remain in line with design targets, while volumes steadily increased month-over-month, driving significant improvements in both throughput and copper production during Q4 2024. Mining operations continued to progress ahead of schedule, contributing to run-of-mine stockpiles available for processing in 2025. For the quarter, the Tucumã Operation processed 223,013 tonnes of ore producing 4,317 tonnes of copper in concentrate, bringing full-year processed volumes to 333,791 tonnes and total copper production of 5,156 tonnes in concentrate. Ero Copper Corp. December 31, 2024 MD&A | Page 7 22 Annual Report | 2024

Annual Report | 2024

The Tucumã Operation is expected to produce 37,500 to 42,500 tonnes of copper in concentrate in 2025, with commercial production anticipated in H1 2025. Mill throughput and copper production are expected to be lowest in Q1 2025, increasing sequentially through year-end.

The Company's full-year copper C1 cash cost guidance is $1.05 to $1.25 per pound of copper produced. C1 cash costs for the Tucumã Operation will be reported following the achievement of commercial production.

The Xavantina Operations

	2024 - Q4	2024 - Q3	2023 - Q4	2024	2023
Ore mined (tonnes)	**26,119**	41,761	34,417	**146,160**	135,982
Ore processed (tonnes)	**26,120**	41,761	34,416	**146,161**	136,002
Head grade (grams per tonne Au)	**11.18**	11.41	17.18	**13.37**	15.13
Recovery (%)	**92.8**	92.5	88.7	**92.0**	89.5
Gold ounces produced (oz)	**8,936**	13,485	16,867	**57,210**	59,222
Silver ounces produced (oz)	**5,654**	8,168	9,907	**33,927**	37,674
Gold sold (oz)	**11,106**	14,615	18,479	**60,195**	57,949
Silver sold (oz)	**6,426**	8,523	9,618	**34,503**	35,655
Realized gold price(1)	**$ 2,080**	$ 2,382	$ 1,820	**$ 2,142**	$ 1,867
Gold C1 cash cost	**$ 744**	$ 539	$ 413	**$ 493**	$ 422
Gold AISC	**$ 1,691**	$ 1,034	$ 991	**$ 1,006**	$ 957

(1) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

The Xavantina Operations delivered quarterly gold production of 8,936 ounces, bringing full-year gold production to 57,210 ounces. Operations were temporarily halted in December to complete repairs identified during a routine inspection by Brazil's National Mining Agency, impacting fourth quarter and full-year production. Consequently, quarterly C1 cash costs and AISC were $744 and $1,691, respectively, per ounce of gold produced, bringing full-year C1 cash costs and AISC were $493 and $1,006, respectively, per ounce of gold produced.

The Xavantina Operations are expected to produce 50,000 to 60,000 ounces of gold in 2025, with mill throughput volumes projected to increase and mined and processed gold grades expected to return to long-term block model averages. The Company expects production to be weighted towards H2 2025 due to higher planned mined and processed tonnage.

The Company's full-year 2025 gold C1 cash cost guidance is $650 to $800 per ounce of gold produced. The gold AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced.

23

2025 GUIDANCE Consolidated copper production for 2025 is expected to range between 75,000 to 85,000 tonnes. The Company remains focused on steadily increasing plant throughput and achieving commercial production at the Tucumã Operation in H1 2025. As a result, copper production is expected to increase sequentially each quarter, with Tucumã expected to contribute significantly to the full-year consolidated copper production. At the Xavantina Operations, annual gold production is expected to remain steady at 50,000 to 60,000, with mill throughput volumes projected to increase and mined and processed gold grades expected to return to long-term block model averages. Copper C1 cash cost guidance on a consolidated basis is $1.55 to $1.80 per pound of copper produced. This is based on C1 cash cost guidance ranges of $2.15 to $2.35 per pound for the Caraíba Operations and $1.05 to $1.25 per pound at the Tucumã Operation. At the Xavantina Operations, the C1 cash cost guidance range of $650 to $800 per ounce of gold produced reflects a planned decrease in mined and processed gold grades. The AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced. 2025 Production and Cost Guidance Consolidated Copper Production (tonnes) Caraíba Operations 37,500 - 42,500 Tucumã Operation 37,500 - 42,500 Total Copper 75,000 - 85,000 Consolidated Copper C1 Cash Cost(1) Guidance Caraíba Operations $2.15 - $2.35 Tucumã Operation $1.05 - $1.25 Consolidated Copper Operations $1.55 - $1.80 The Xavantina Operations Au Production (ounces) 50,000 - 60,000 Gold C1 Cash Cost(1) Guidance $650 - $800 Gold AISC(1) Guidance $1,400 - $1,600 Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. Ero Copper Corp. December 31, 2024 MD&A | Page 9 24 Annual Report | 2024

2025 Capital Expenditure Guidance Capital expenditures are expected to decrease to a range of $230 to $270 million, primarily due to significantly lower capital expenditures at the Tucumã Operation following the completion of construction in 2024. Figures presented in the table below are in USD millions. Caraíba Operations $165 - $180 Tucumã Operation(1) $30 - $40 Xavantina Operations $25 - $35 Furnas Copper-Gold Project and Other Exploration $10 - $15 Total $230 - $270 Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors. (1) Excludes capitalized ramp-up costs prior to the declaration of commercial Ero Copper Corp. December 31, 2024 MD&A | Page 10 25 Annual Report | 2024

REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2024 and Q4 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2024 2023 Revenue 1 $ 122,539 $ 116,414 Cost of sales 2 (70,164) (74,560) Gross profit 52,375 41,854 Expenses General and administrative 3 (13,646) (12,160) Share-based compensation 7,496 (477) Write-down of exploration and evaluation asset (839) — Income before the undernoted 45,386 29,217 Finance income 690 1,989 Finance expense 4 (3,851) (5,284) Foreign exchange (loss) gain 5 (92,804) 24,871 Other expenses (4,211) (5,326) (Loss) income before income taxes (54,790) 45,467 Income tax recovery (expense) Current (6,583) (6,833) Deferred 12,445 (1,582) 6 5,862 (8,415) Net (loss) income for the period $ (48,928) $ 37,052 Other comprehensive (loss) gain Foreign currency translation (loss) gain 7 (79,146) 26,074 Comprehensive (loss) income $ (128,074) $ 63,126 Net (loss) income per share attributable to owners of the Company Basic $ (0.47) $ 0.37 Diluted $ (0.47) $ 0.37 Weighted average number of common shares outstanding Basic 103,345,064 98,099,791 Diluted 103,345,064 98,482,755 Ero Copper Corp. December 31, 2024 MD&A | Page 11 26 Annual Report | 2024

Notes: 1. Revenues from copper sales in Q4 2024 was $99.8 million (Q4 2023 - $83.2 million) on sale of 26.8 million lbs of copper (Q4 2023 - 25.2 million lbs). The increase in copper revenues was primarily attributed to 28.1 million of incremental revenue from the new Tucumã Operations, higher average realized prices, partially offset by lower quantity sold at Caraíba. Revenues from gold sales in Q4 2024 was $22.8 million (Q4 2023 - $33.2 million) on sale of 11,106 ounces of gold (Q4 2023 - 18,479 ounces) at an average realized price of $2,080 per ounce (Q4 2023 - $1,820 per ounce). The decrease in gold revenues was attributable to a decrease in sales volume, partially offset by a higher realized gold price. 2. Cost of sales for Q4 2024 from copper sales was $56.1 million (Q4 2023 - $60.2 million) which primarily comprised of $15.3 million (Q4 2023 - $17.8 million) in depreciation and depletion, $11.5 million (Q4 2023 - $13.7 million) in salaries and benefits, $8.8 million (Q4 2023 - $10.2 million) in materials and consumables, $9.4 million (Q4 2023 - $6.5 million) in contracted services, $7.8 million (Q4 2023 - $7.9 million) in maintenance costs, $3.1 million (Q4 2023 - $2.6 million) in sales expenses, $2.3 million (Q4 2023 - $2.7 million) in utilities, and $2.4 million decrease (Q4 2023 - $1.4 million decrease) in changes in inventories. The decrease in cost of sales in Q4 2024 as compared to Q4 2023 was primarily attributable to a 11% decrease in tonnes processed at Caraíba Operations, resulting in lower materials and consumables costs and lower depreciation and depletion, partially offset by higher contracted service costs incurred to accelerate underground mine development. Cost of sales for Q4 2024 from gold sales was $14.0 million (Q4 2023 - $14.4 million) which primarily comprised of $4.6 million (Q4 2023 - $6.7 million) in depreciation and depletion, $2.7 million (Q4 2023 - $2.6 million) in salaries and benefits, $1.8 million (Q4 2023 - $1.6 million) in contracted services, $1.4 million (Q4 2023 - $1.7 million) in materials and consumables, $0.6 million (Q4 2023 - $0.7 million) in maintenance costs, $0.5 million (Q4 2023 - $0.6 million) in utilities, and $1.9 million increase (Q4 2023 - $0.1 million decrease) in change in inventories. The decrease in cost of sales as compared to Q4 2023 was primarily due to a decrease in gold ounces sold, resulting in lower depreciation and depletion, and lower materials and consumables costs. 3. General and administrative expenses for Q4 2024 was primarily comprised of $8.8 million (Q4 2023 - $5.4 million) in salaries and consulting fees, $3.1 million (Q4 2023 - $2.5 million) in office and administration expenses, $0.1 million (Q4 2023 - $2.5 million) in incentive payments, $0.8 million (Q4 2023 - $0.9 million) in other costs, and $0.4 million (Q4 2023 - $0.5 million) in accounting and legal costs. The increase in general and administrative expenses was mainly attributed to severance payments and consulting fees incurred for business development opportunities. 4. Finance expense for Q4 2024 was $3.9 million (Q4 2023 - $5.3 million) and is primarily comprised of other finance expense of $2.3 million (Q4 2023 - $3.2 million), accretion of deferred revenue of $0.6 million (Q4 2023 - $0.7 million), accretion of asset retirement obligations of $0.5 million (Q4 2023 - $0.7 million), lease interest of $0.5 million (Q4 2023 - $0.6 million), and interest on loans and borrowings of nil (Q4 2023 - $0.1 million). Interest on loans and borrowings were net of $10.3 million (Q4 2023 - $7.0 million) in borrowing costs which were capitalized to projects in progress. The overall decrease in finance expense was attributable to an increase in capitalization of borrowing costs as a result of capital expenditures on construction projects. 5. Foreign exchange loss for Q4 2024 was $92.8 million (Q4 2023 - $24.9 million gain). This amount is primarily comprised of $72.6 million (Q4 2023 - $11.2 million gain) in foreign exchange loss on USD denominated debt at MCSA for which the functional currency is the BRL, $15.2 million (Q4 2023 - $9.9 million gain) of unrealized foreign exchange loss on derivative contracts, $5.9 million (Q4 2023 - $4.2 million gain) of realized foreign exchange loss on derivative contracts, and partially offset by other foreign exchange gains of $1.0 million (Q4 2023 - $0.4 million losses). The unrealized foreign exchange loss on USD denominated debt and on derivative contracts was a result of a 12% weakening of the BRL against the USD during the period. 6. In Q4 2024, the Company recognized $5.9 million in income tax recovery (Q4 2023 an expense of $8.4 million). The recovery in income tax expense was primarily a result of losses before taxes as compared to income before taxes in the same quarter of the prior year. 7. The foreign currency translation loss is a result of a fluctuation of the BRL against the USD during Q4 2024, which weakened from approximately 5.45 BRL per US dollar at the beginning of Q4 2024 to approximately 6.19 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2024 MD&A | Page 12 27 Annual Report | 2024

The following table provides a summary of the financial results of the Company for Fiscal 2024, 2023 and 2022. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2024 2023 2022 Revenue 1 $ 470,259 $ 427,480 $ 426,392 Cost of sales 2 (289,706) (270,635) (239,217) Gross profit 180,553 156,845 187,175 Expenses General and administrative 3 (49,598) (52,429) (49,459) Share-based compensation (9,983) (9,218) (7,931) Write-down of exploration and evaluation asset 4 (12,051) — — Income before the undernoted 108,921 95,198 129,785 Finance income 4,300 12,465 10,295 Finance expense 5 (17,089) (25,822) (33,223) Foreign exchange (loss) gain 6 (165,008) 34,612 19,910 Other expenses (6,565) (4,102) (384) (Loss) income before income taxes (75,441) 112,351 126,383 Income tax recovery (expense) Current (17,662) (15,992) (15,043) Deferred 25,313 (2,055) (8,273) 7 7,651 (18,047) (23,316) Net (loss) income for the period $ (67,790) $ 94,304 $ 103,067 Other comprehensive (loss) gain Foreign currency translation (loss) gain 8 (165,027) 52,656 29,897 Comprehensive (loss) income $ (232,817) $ 146,960 $ 132,964 Net (loss) income per share attributable to owners of the Company Basic $ (0.66) $ 0.99 $ 1.12 Diluted $ (0.66) $ 0.98 $ 1.10 Weighted average number of common shares outstanding Basic 103,106,305 94,111,548 90,789,925 Diluted 103,106,305 94,896,334 92,170,656 Ero Copper Corp. December 31, 2024 MD&A | Page 13 28 Annual Report | 2024

Notes: 1. Revenues from copper sales in Fiscal 2024 amounted to $343.0 million (Fiscal 2023 - $320.6 million), reflecting the sale of 89.6 million lbs of copper compared to 93.9 million lbs of copper for Fiscal 2023. The increase in revenues was primarily due to $31.2 million of incremental revenue from the new Tucumã Operations, higher realized copper prices, partially offset by 14% lower copper sales at Caraíba. Revenues from gold sales in Fiscal 2024 amounted to $127.3 million (Fiscal 2023 - $106.9 million), reflecting the sale of 60,195 ounces of gold at a realized price of $2,142 per ounce, compared to 57,949 ounces of gold sold at a realized price of $1,867 per ounce in Fiscal 2023. The increase in revenues was driven by both higher sales volume and improved gold prices compared to the prior year. 2. Cost of sales for Fiscal 2024 from copper sales was $237.3 million (Fiscal 2023 - $224.2 million) which primarily consisted of $65.3 million (Fiscal 2023 - $62.0 million) in depreciation and depletion, $51.0 million (Fiscal 2023 - $51.4 million) in salaries and benefits, $37.5 million (Fiscal 2023 - $38.1 million) in materials and consumables, $35.4 million (Fiscal 2023 - $26.9 million) in contracted services, $29.5 million (Fiscal 2023 - $28.9 million) in maintenance costs, $10.2 million (Fiscal 2023 - $11.2 million) in utilities, and $9.1 million (Fiscal 2023 - $9.0 million) in sales expenses. The increase in cost of sales was primarily attributed to a 6% increase in tonnes processed, higher depreciation and depletion from an expanded depletable asset base, and increased contracted services to accelerate mine development at the Caraíba Operations. Cost of sales for Fiscal 2024 from gold sales was $52.4 million (Fiscal 2023- $46.5 million) which primarily comprised of $20.4 million (Fiscal 2023 - $19.5 million) in depreciation and depletion, $10.3 million (Fiscal 2023 - $9.2 million) in salaries and benefits, $7.6 million (Fiscal 2023 - $6.0 million) in contracted services, $6.7 million (Fiscal 2023 - $6.2 million) in materials and consumables, $2.5 million (Fiscal 2023 - $2.1 million) in maintenance costs, and $2.3 million (Fiscal 2023 - $2.3 million) in utilities. The increase in cost of sales was mainly attributed to higher utilization of third party mining contractor to perform manual mining, as well as a 4% increase in gold sales, accompanied with higher depreciation and depletion. 3. General and administrative expenses for Fiscal 2024 was primarily comprised of $28.7 million (Fiscal 2023 - $29.3 million) in salaries and consulting fees, $10.1 million (Fiscal 2023 - $9.0 million) in office and administrative expenses, $4.3 million (Fiscal 2023 - $6.9 million) in incentive payments, $2.9 million (Fiscal 2023 - $3.7 million) in other general and administrative expenses, and $1.9 million (Fiscal 2023 - $2.0 million) in accounting and legal fees. 4. In Fiscal 2024, the Company recognized a write-down in exploration and evaluation assets of $12.1 million (Fiscal 2023 - nil), primarily related to the termination of the Fides option agreement. 5. Finance expense for Fiscal 2024 was $17.1 million (Fiscal 2023 - $25.8 million) and was primarily comprised of other finance expense of $10.4 million (Fiscal 2023 - $7.3 million) primarily due to higher expected credit loss provision on a note receivable, accretion of deferred revenue of $2.5 million (Fiscal 2023 - $3.0 million), accretion of the asset retirement obligations of $2.3 million (Fiscal 2023 - $2.7 million), lease interest of $1.8 million (Fiscal 2023 - $1.5 million), and nil (Fiscal 2023 - $11.3 million) from interest on loans and borrowings (net of capitalization of borrowing costs). During Fiscal 2024, $36.5 million (Fiscal 2023 - $17.0 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was primarily attributable to higher interest capitalized as a result of capital expenditures incurred on various qualifying projects, partially offset by an increased interest on new loans and borrowings. 6. Foreign exchange loss for Fiscal 2024 was $165.0 million (Fiscal 2023 - $34.6 million gain). This amount was primarily comprised of a foreign exchange loss of $129.4 million (Fiscal 2023 - $18.7 million gain) on USD denominated debt in MCSA, for which the functional currency is the BRL. In addition, the Company recognized a foreign exchange loss on unrealized derivative contracts of $30.8 million (Fiscal 2023 - $7.6 million gain) and realized foreign exchange loss on derivative contracts of $8.2 million (Fiscal 2023 - $11.4 million gain), partially offset by other foreign exchange gains of $3.4 million (Fiscal 2023 - $3.1 million losses). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL weakened 19.3% against the USD during Fiscal 2024. 7. In Fiscal 2024, the Company recognized an $7.7 million income tax recovery (Fiscal 2023 - $18.0 million expense), The change was primarily a result of a net loss before income taxes. Ero Copper Corp. December 31, 2024 MD&A | Page 14 29 Annual Report | 2024

8. The foreign currency translation loss is a result of fluctuations of the BRL against the USD during Fiscal 2024, which weakened from approximately 4.84 BRL per US dollar at the beginning of 2024 to approximately 6.19 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. SUMMARY OF QUARTERLY RESULTS The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts. Selected Financial Information Dec. 31,(1) Sep. 30,(2) Jun. 30,(3) Mar. 31,(4) Dec. 31,(5) Sep. 30,(6) Jun. 30,(7) Mar. 31,(8) 2024 2024 2024 2024 2023 2023 2023 2023 Revenue $ 122.5 $ 124.8 $ 117.1 $ 105.8 $ 116.4 $ 105.2 $ 104.9 $ 101.0 Cost of sales $ (70.2) $ (71.1) $ (73.8) $ (74.6) $ (74.6) $ (69.7) $ (65.5) $ (60.8) Gross profit $ 52.4 $ 53.7 $ 43.3 $ 31.2 $ 41.9 $ 35.5 $ 39.4 $ 40.1 Net (loss) income for period $ (48.9) $ 41.4 $ (53.4) $ (6.8) $ 37.1 $ 2.8 $ 29.9 $ 24.5 (Loss) income per share attributable to owners of the Company - Basic $ (0.47) $ 0.40 $ (0.52) $ (0.07) $ 0.37 $ 0.03 $ 0.32 $ 0.26 - Diluted $ (0.47) $ 0.39 $ (0.52) $ (0.07) $ 0.37 $ 0.03 $ 0.32 $ 0.26 Weighted average number of common shares outstanding - Basic 103,345,064 103,239,881 103,082,363 102,769,444 98,099,791 93,311,434 92,685,916 92,294,045 - Diluted 103,345,064 103,973,827 103,082,363 102,769,444 98,482,755 94,009,268 93,643,447 93,218,281 Notes: 1. During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter. 2. During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2  million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter. 3. During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million. 4. During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. Ero Copper Corp. December 31, 2024 MD&A | Page 15 30 Annual Report | 2024

5. During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. 6. During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. 7. During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts. 8. During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision. LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS Liquidity As at December 31, 2024, the Company had cash and cash equivalents of $50.4 million and available liquidity of $90.4 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents decreased by $61.3 million from December 31, 2023. The Company’s cash flows from operating, investing, and financing activities during 2024 are summarized as follows: • Cash used in investing activities of $335.4 million, including: ◦ $329.0 million of additions to mineral property, plant and equipment; and ◦ $8.6 million of additions to exploration and evaluation assets; net of: ◦ $2.2 million in proceeds from interest received. Partially offset by: • Cash from operating activities of $145.4 million, primarily consists of: ◦ $216.2 million of adjusted EBITDA (see Non-IFRS Measures); net of: ◦ $25.7 million of net change in non-cash working capital items; ◦ $18.3 million of amortization of non-cash deferred revenues; and ◦ $8.2 million of income taxes paid. • Cash from financing activities of $131.2 million, primarily consists of: ◦ $213.3 million of new loans and borrowings; and ◦ $8.4 million of proceeds from exercise of stock options. net of: Ero Copper Corp. December 31, 2024 MD&A | Page 16 31 Annual Report | 2024

◦ $40.0 million of principal repayments on loans and borrowings; ◦ $32.2 million of interest paid on loans and borrowings; and ◦ $14.2 million of lease payments. As at December 31, 2024, the Company had working capital deficit of $69.9 million. Capital Resources The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future. At December 31, 2024, the Company had available liquidity of $90.4 million, including $50.4 million in cash and cash equivalents, $15.0 million of undrawn availability under its senior secured revolving credit facility and $25.0 million of undrawn availability under its copper repayment facility until March 31, 2025. Subsequent to December 31, 2024, the Company amended its Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates. In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272  tonnes of copper each month. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Through March 31, 2025, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million. In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. Ero Copper Corp. December 31, 2024 MD&A | Page 17 32 Annual Report | 2024

Contractual Obligations and Commitments The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices. Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments. MANAGEMENT OF RISKS AND UNCERTAINTIES The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2024 and December 31, 2023: December 31, 2024 December 31, 2023 Cash and cash equivalents 50,402 $ 111,738 Accounts receivable 18,399 5,710 Derivatives — 11,254 Note receivable 12,009 17,413 Deposits and other assets 4,961 9,484 $ 85,771 $ 155,599 The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2024, PMA is in default of the agreement and the gross amount of accounts and note receivable from PMA was $20.7 million (December 31, 2023 - $25.2 million). Accordingly, the Ero Copper Corp. December 31, 2024 MD&A | Page 18 33 Annual Report | 2024

note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $8.0 million in the year ended December 31, 2024 (provision of $4.1 million for the year ended December 31, 2023). After adjusting for credit loss provision and present value discount of $13.1  million (December 31, 2023 - $7.7  million), the book value of the PMA note receivable at December 31, 2024 was $7.6  million (December 31, 2023 - $17.4  million.), of which $3.9  million (December 31, 2023 - $8.3 million) was included in other curret assets. Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2024: Non-derivative financial liabilities Carrying value Contractual cash flows Up to 12 months 1 - 2 years 3 - 5 years More than 5 years Loans and borrowings (including interest) $ 602,189 $ 791,475 $ 74,251 $ 105,989 $ 611,235 $ — Accounts payable and accrued liabilities 95,120 95,120 95,120 — — — Other non-current liabilities 5,825 5,825 — 4,771 666 388 Leases 17,885 19,431 11,995 6,398 1,038 — Total $ 721,019 $ 911,851 $ 181,366 $ 117,158 $ 612,939 $ 388 As at December 31, 2024, the Company has capital commitments, which is net of advances to suppliers, of $51.2 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk. Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2024 relates to $60.0 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US Ero Copper Corp. December 31, 2024 MD&A | Page 19 34 Annual Report | 2024

dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2024 on $513.6 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2024 by 10% and 20%, would have decreased (increased) pre- tax net loss by $57.3 million and $114.6 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at December 31, 2024 is summarized as follows: Purpose Notional Amount Denomination Weighted average floor Weighted average cap / forward price Maturities Operational costs $390.0 million USD/BRL 5.43 6.49 Jan 2025 - Dec 2025 Total $390.0 million USD/BRL 5.43 6.43 Jan 2025 - Dec 2025 The aggregate fair value of the Company's foreign exchange derivatives was a net liability of $17.9 million (December 31, 2023 - asset of $11.3 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange derivatives was a loss of $30.8 million for the year ended December 31, 2024 (a gain of $7.6 million for the year ended December 31, 2023), which has been recognized in foreign exchange (loss) gain. In addition, during the year ended December 31, 2024, the Company recognized a realized loss of $8.2 million (realized gain of $11.4 million for the year ended December 31, 2023) related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. Ero Copper Corp. December 31, 2024 MD&A | Page 20 35 Annual Report | 2024

At December 31, 2024, the Company has entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025, representing approximately 50% of its estimated production volumes for the period. As of December 31, 2024, the fair value of these contracts was a net liability of $0.1 million (December 31, 2023 - nil). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. At December 31, 2024, the Company does not have any outstanding copper collar contracts (December 31, 2023 - liability of $0.6 million). During the year ended December 31, 2024, the Company recognized an unrealized gain of $0.2 million (unrealized loss of $0.1 million for the year ended December 31, 2023) and a realized loss of $2.6 million (realized loss of $1.8 million for the year ended December 31, 2023) in relation to its commodity derivatives in in other income or loss. At December 31, 2024, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2024, a 10% change in the price of copper would have changed pre-tax net income (loss) $6.1 million. For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF. OTHER FINANCIAL INFORMATION Off-Balance Sheet Arrangements As at December 31, 2024, the Company had no material off-balance sheet arrangements. Outstanding Share Data As of March 6, 2025, the Company had 103,571,507 common shares issued and outstanding. ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES Critical Accounting Judgments and Estimates The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2024. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as Ero Copper Corp. December 31, 2024 MD&A | Page 21 36 Annual Report | 2024

derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Commencement of Commercial Production Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things: • the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. Ero Copper Corp. December 31, 2024 MD&A | Page 22 37 Annual Report | 2024

After evaluating the above factors, the Company concluded that the Tucumã Operation had not achieved commercial production as of December 31, 2024, and therefore, is not yet ready for its intended use. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include: Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market- corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense.Income taxes Ero Copper Corp. December 31, 2024 MD&A | Page 23 38 Annual Report | 2024

Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and estimated proven and probable reserves. Expected credit loss provision Significant estimates and assumptions are made in determining the expected credit loss provision for financial assets that are measured at amortized costs as there are numerous factors that will affect the ultimate asset receivable. These factors include exposure at default, the expected recovery, the discount rate, and the timing of expected cash flow. Ero Copper Corp. December 31, 2024 MD&A | Page 24 39 Annual Report | 2024

CAPITAL EXPENDITURES The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes. 2024 2023 Caraíba Operations Growth $ 74,321 $ 148,808 Sustaining 81,998 78,473 Exploration 19,420 30,408 Deposit on Projects (10,058) (8,523) Total, Caraíba Operations $ 165,681 $ 249,166 Tucumã Project Growth 107,689 189,006 Sustaining 4,125 — Capitalized ramp-up costs 30,800 — Exploration 3,973 813 Deposit on Projects (19,805) 15,687 Total, Tucumã Project $ 126,782 $ 205,506 Xavantina Operations Growth 6,198 2,944 Sustaining 13,193 16,251 Exploration 5,289 8,546 Deposit on Projects (55) (174) Total, Xavantina Operations $ 24,625 $ 27,567 Corporate and Other Sustaining 112 933 Exploration 7,725 6,325 Deposit on Projects 10 4 Total, Corporate and Other $ 7,847 $ 7,262 Consolidated Growth 188,208 340,758 Sustaining 99,428 95,657 Capitalized ramp-up costs 30,800 — Exploration 36,407 46,092 Deposit on Projects (29,908) 6,994 Total, Consolidated Capital Expenditures $ 324,935 $ 489,501 Ero Copper Corp. December 31, 2024 MD&A | Page 25 40 Annual Report | 2024

2024 2023 Total, Consolidated Capital Expenditures $ 324,935 $ 489,501 Add (less): Additions to exploration and evaluation assets (8,629) (13,475) Additions to right-of-use assets 18,012 20,019 Capitalized depreciation 592 959 Realized foreign exchange (loss) gain on capital expenditure hedges (2,306) — Total, additions per Mineral Properties, Plant and Equipment note $ 332,604 $ 497,004 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations. Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer. Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates. Ero Copper Corp. December 31, 2024 MD&A | Page 26 41 Annual Report | 2024

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures. The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure. Reconciliation: 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Cost of production $ 33,685 $ 40,149 $ 39,790 $ 158,006 $ 153,187 Add (less): Transportation costs & other 1,149 1,283 1,853 4,967 6,539 Treatment, refining, and other 2,934 3,170 7,332 15,332 28,323 By-product credits (5,163) (6,584) (3,394) (17,618) (12,930) Incentive payments 1,127 (1,138) (1,693) (2,384) (5,668) Net change in inventory 927 (1,220) 1,434 (4,654) 4,407 Foreign exchange translation and other 168 3 20 185 (149) C1 cash costs(1) 34,827 35,663 45,342 153,834 173,709 (Gain) loss on foreign exchange hedges 4,166 1,965 (4,185) 5,901 (11,417) C1 cash costs including foreign exchange hedges $ 38,993 $ 37,628 $ 41,157 $ 159,735 $ 162,292 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Costs Mining $ 24,906 $ 26,529 $ 26,646 $ 104,572 $ 102,908 Processing 6,580 7,069 8,177 28,753 30,736 Indirect 5,570 5,479 6,581 22,795 24,672 Production costs 37,056 39,077 41,404 156,120 158,316 By-product credits (5,163) (6,584) (3,394) (17,618) (12,930) Treatment, refining and other 2,934 3,170 7,332 15,332 28,323 C1 cash costs(1) 34,827 35,663 45,342 153,834 173,709 (Gain) loss on foreign exchange hedges 4,166 $ 1,965 $ (4,185) 5,901 (11,417) C1 cash costs including foreign exchange hedges $ 38,993 $ 37,628 $ 41,157 $ 159,735 $ 162,292 (1) Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024. Ero Copper Corp. December 31, 2024 MD&A | Page 27 42 Annual Report | 2024

2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Costs per pound Total copper produced (lbs, 000) 18,883 21,871 25,926 78,140 96,688 Mining $ 1.32 $ 1.22 $ 1.03 $ 1.34 $ 1.06 Processing $ 0.35 $ 0.32 $ 0.32 $ 0.37 $ 0.32 Indirect $ 0.29 $ 0.25 $ 0.25 $ 0.29 $ 0.26 By-product credits $ (0.27) $ (0.30) $ (0.13) $ (0.23) $ (0.13) Treatment, refining and other $ 0.16 $ 0.14 $ 0.28 $ 0.20 $ 0.29 Copper C1 cash costs(1) $ 1.85 $ 1.63 $ 1.75 $ 1.97 $ 1.80 Loss (gain) on foreign exchange hedges $ 0.22 $ 0.09 $ (0.16) $ 0.08 $ (0.12) Copper C1 cash costs including foreign exchange hedges $ 2.07 $ 1.72 $ 1.59 $ 2.05 $ 1.68 (1) Copper C1 cash costs for 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024. Realized Copper Price Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period. The following table provides a calculation of realized copper price and a reconciliation to copper segment. Reconciliation: 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Copper revenue(1) $ 71,673 $ 87,305 $ 83,237 $ 311,777 $ 320,603 less: by-product credits (5,163) (6,584) (3,394) (17,618) (12,930) Net copper revenue 66,510 80,721 79,843 294,159 307,673 add: treatment, refining and other 2,934 3,170 7,332 15,332 28,323 add: royalty taxes 1,391 1,489 1,501 5,667 6,049 Gross copper revenue 70,835 85,380 88,676 315,158 342,045 Total copper sold in concentrate (lbs, 000) 18,563 21,980 25,197 80,594 93,906 Realized copper price(2) $ 3.82 $ 3.88 $ 3.52 $ 3.91 $ 3.64 (1) Copper revenue includes provisional price and volume adjustments (2) Realized Copper Price for 2024 does not include Tucumã Operation's results, as commercial production has not been achieved as of December 31, 2024. Ero Copper Corp. December 31, 2024 MD&A | Page 28 43 Annual Report | 2024

Gold C1 Cash Cost and Gold AISC Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure. Reconciliation: 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Cost of production $ 9,000 $ 6,220 $ 7,122 $ 30,055 $ 25,209 Add (less): Incentive payments (434) (378) (386) (1,481) (1,424) Net change in inventory (1,914) 1,378 65 (594) 862 By-product credits (189) (232) (248) (869) (827) Smelting and refining 62 79 113 328 353 Foreign exchange translation and other 125 203 296 775 806 C1 cash costs $ 6,650 $ 7,270 $ 6,962 $ 28,214 $ 24,979 Site general and administrative 1,576 1,321 1,492 5,600 5,366 Accretion of mine closure and rehabilitation provision 78 82 111 340 439 Sustaining capital expenditure 4,597 2,784 5,499 13,288 16,300 Sustaining lease payments 1,681 1,801 1,861 7,512 7,093 Royalties and production taxes 526 686 785 2,584 2,487 AISC $ 15,108 $ 13,944 $ 16,710 $ 57,538 $ 56,664 Ero Copper Corp. December 31, 2024 MD&A | Page 29 44 Annual Report | 2024

2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Costs Mining $ 3,325 $ 3,852 $ 3,430 $ 14,702 $ 12,154 Processing 2,162 2,419 2,315 9,117 8,433 Indirect 1,290 1,152 1,352 4,936 4,866 Production costs 6,777 7,423 7,097 28,755 25,453 Smelting and refining costs 62 79 113 328 353 By-product credits (189) (232) (248) (869) (827) C1 cash costs $ 6,650 $ 7,270 $ 6,962 $ 28,214 $ 24,979 Site general and administrative 1,576 1,321 1,492 5,600 5,366 Accretion of mine closure and rehabilitation provision 78 82 111 340 439 Sustaining capital expenditure 4,597 2,784 5,499 13,288 16,300 Sustaining leases 1,681 1,801 1,861 7,512 7,093 Royalties and production taxes 526 686 785 2,584 2,487 AISC $ 15,108 $ 13,944 $ 16,710 $ 57,538 $ 56,664 Costs per ounce Total gold produced (ounces) 8,936 13,485 16,867 57,210 59,222 Mining $ 372 $ 286 $ 203 $ 257 $ 205 Processing $ 242 $ 179 $ 137 $ 159 $ 142 Indirect $ 144 $ 85 $ 80 $ 86 $ 82 Smelting and refining $ 7 $ 6 $ 7 $ 6 $ 6 By-product credits $ (21) $ (17) $ (14) $ (15) $ (13) Gold C1 cash cost $ 744 $ 539 $ 413 $ 493 $ 422 Gold AISC $ 1,691 $ 1,034 $ 991 $ 1,006 $ 957 Ero Copper Corp. December 31, 2024 MD&A | Page 30 45 Annual Report | 2024

Realized Gold Price Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. (in '000s except for ounces and price per ounce) 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 NX Gold revenue $ 22,786 $ 34,433 $ 33,176 $ 127,303 $ 106,877 less: by-product credits (189) (232) (248) (869) (827) Gold revenue, net $ 22,597 $ 34,201 $ 32,928 $ 126,434 $ 106,050 add: smelting, refining, and other charges 507 619 713 2,492 2,165 Gold revenue, gross $ 23,104 $ 34,820 $ 33,641 $ 128,926 $ 108,215 Spot (cash) $ 21,069 $ 25,718 $ 28,205 $ 103,091 $ 85,724 Stream (cash) $ 1,788 $ 2,047 $ 1,613 $ 7,525 $ 5,409 Stream (amortization of deferred revenue)(1) $ 247 $ 7,055 $ 3,823 $ 18,310 $ 17,082 Total gold ounces sold 11,106 14,615 18,479 60,195 57,949 Spot 7,770 10,425 14,332 44,278 43,944 Stream 3,336 4,190 4,147 15,917 14,005 Realized gold price (per ounce) $ 2,080 $ 2,382 $ 1,820 $ 2,142 $ 1,867 Spot $ 2,712 $ 2,467 $ 1,968 $ 2,328 $ 1,951 Stream (cash + amortization of deferred revenue)(1) $ 610 $ 2,172 $ 1,311 $ 1,623 $ 1,606 Cash (spot cash + stream cash) $ 2,058 $ 1,900 $ 1,614 $ 1,838 $ 1,573 (1) Amortization of deferred revenue during the three months and year ended December 31, 2024 is net of $4.2 million and $3.0  million, respectively, (three months and year ended December 31, 2023 - $1.9  million and $2.5  million, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes. Ero Copper Corp. December 31, 2024 MD&A | Page 31 46 Annual Report | 2024

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure. Reconciliation: 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Net (Loss) Income $ (48,928) $ 41,367 $ 37,052 $ (67,790) $ 94,304 Adjustments: Finance expense 3,851 4,039 5,284 17,089 25,822 Finance income (690) (781) (1,989) (4,300) (12,465) Income tax (recovery) expense (5,862) 8,331 8,415 (7,651) 18,047 Amortization and depreciation 20,265 21,555 24,980 87,410 83,024 EBITDA $ (31,364) $ 74,511 $ 73,742 $ 24,758 $ 208,732 Foreign exchange loss (gain) 92,804 (17,246) (24,871) 165,008 (34,612) Share based compensation (7,496) 4,859 477 9,983 9,218 Change in rehabilitation and closure provision(1) 4,609 — — 4,609 — Write-down of exploration and evaluation asset 839 467 — 12,051 — Unrealized (gain) loss on commodity derivatives (250) (360) 955 (238) 115 Adjusted EBITDA $ 59,142 $ 62,231 $ 50,303 $ 216,171 $ 183,453 (1) Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company “Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures. Ero Copper Corp. December 31, 2024 MD&A | Page 32 47 Annual Report | 2024

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure. Reconciliation: 2024 - Q4 2024 - Q3 2023 - Q4 2024 2023 Net (loss) income as reported attributable to the owners of the Company $ (48,944) $ 40,857 $ 36,549 $ (68,475) $ 92,804 Adjustments: Share based compensation (7,496) 4,859 477 9,983 9,218 Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA 66,971 (11,860) (10,308) 114,885 (15,296) Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts 15,182 (9,807) (9,852) 30,685 (7,552) Change in rehabilitation and closure provision(1) 4,591 — — 4,591 — Write-down of exploration and evaluation asset 836 465 — 12,046 — Unrealized (gain) loss on commodity derivatives (243) (367) 951 (240) 115 Tax effect on the above adjustments (13,459) 3,431 2,932 (23,060) 3,472 Adjusted net income attributable to owners of the Company $ 17,438 $ 27,578 $ 20,749 $ 80,415 $ 82,761 Weighted average number of common shares Basic 103,345,064 103,239,881 98,099,791 103,106,305 94,111,548 Diluted 103,877,690 103,973,827 98,482,755 103,713,563 94,896,334 Adjusted EPS Basic $ 0.17 $ 0.27 $ 0.21 $ 0.78 $ 0.88 Diluted $ 0.17 $ 0.27 $ 0.21 $ 0.78 $ 0.87 (1) Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. Net Debt Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented. Ero Copper Corp. December 31, 2024 MD&A | Page 33 48 Annual Report | 2024

December 31, 2024 September 30, 2024 December 31, 2023 Current portion of loans and borrowings $ 45,893 $ 39,383 $ 20,381 Long-term portion of loans and borrowings 556,296 499,527 405,852 Less: Cash and cash equivalents (50,402) (20,229) (111,738) Short-term investments — — — Net debt (cash) $ 551,787 $ 518,681 $ 314,495 Working Capital and Available Liquidity Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2024 September 30, 2024 December 31, 2023 Current assets $ 141,790 $ 126,808 $ 199,487 Less: Current liabilities (211,706) (187,708) (173,800) Working (deficit) capital $ (69,916) $ (60,900) $ 25,687 Cash and cash equivalents 50,402 20,229 111,738 Available undrawn revolving credit facilities(1) 15,000 80,000 150,000 Available undrawn prepayment facilities(2) 25,000 25,000 — Available liquidity $ 90,402 $ 125,229 $ 261,738 (1) In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028. (2) In May 2024, the Company entered into a $50.0 million non-priced copper prepayment facility arrangement. Through March 31, 2025, the Company has the option to increase the size of the facility from $50.0 million to $75.0 million. Ero Copper Corp. December 31, 2024 MD&A | Page 34 49 Annual Report | 2024

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework. The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management, including the CEO and CFO, has evaluated the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2024. There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2024. NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101. Ero Copper Corp. December 31, 2024 MD&A | Page 35 50 Annual Report | 2024

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101. Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward- looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the duration of the ramp-up process and timing of commercial production at the Tucumã Operation; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future Ero Copper Corp. December 31, 2024 MD&A | Page 36 51 Annual Report | 2024

currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward- looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward- looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Ero Copper Corp. December 31, 2024 MD&A | Page 37 52 Annual Report | 2024

Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI  43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards. Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules. Ero Copper Corp. December 31, 2024 MD&A | Page 38 ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov. Ero Copper Corp. December 31, 2024 MD&A | Page 39 53 Annual Report | 2024

Consolidated Financial Statements For the Years Ended December 31, 2024 and 2023 Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, cash flow and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, cash flow and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates. 55 Annual Report | 2024

Assessment of recognition of uncertainties over income tax treatments in Brazil As discussed in note 3(c) to the consolidated financial statements, uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. As discussed in notes 2(d), the Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Company’s judgments and estimates relating to interpretation and application of income tax law that were used to determine these uncertain tax positions. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to assess uncertain tax positions. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the Brazilian tax authorities and third-party legal and tax advice received by the Company. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017. Vancouver, Canada March 6, 2025 Ero Copper Corp. Page 2 56 Annual Report | 2024

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Ero Copper Corp. Opinion on Internal Control Over Financial Reporting We have audited Ero Copper Corp. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, cash flow and changes in shareholders’ equity, for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2025 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. 57 Annual Report | 2024

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Chartered Professional Accountants Vancouver, Canada March 6, 2025 Ero Copper Corp. Page 2 58 Annual Report | 2024

59 Annual Report | 2024

Table of Contents CONSOLIDATED FINANCIAL STATEMENTS Consolidated Statements of Financial Position 62 Consolidated Statements of Operations and Comprehensive (Loss) Income 63 Consolidated Statements of Cash Flow 64 Consolidated Statements of Changes in Shareholders' Equity 65 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS General Note 1. Nature of Operations 66 Note 2. Basis of Preparation 66 Note 3. Material Accounting Policies 71 Note 4. Segment Disclosure 79 Statements of Financial Position Note 5. Inventories 82 Note 6. Other Current Assets 82 Note 7. Mineral Properties, Plant and Equipment 83 Note 8. Exploration and Evaluation Assets 84 Note 9. Deposits and Other Non-current Assets 84 Note 10. Accounts Payable and Accrued Liabilities 85 Note 11. Loans and Borrowings 85 Note 12. Deferred Revenue 88 60 Annual Report | 2024

Note 13. Provision for rehabilitation and closure costs 89 Note 14. Other Non-current Liabilities 89 Note 15. Share Capital 90 Statements of Earnings Note 16. Revenue 94 Note 17. Cost of Sales 95 Note 18. General and Administrative Expenses 95 Note 19. Finance Expense 96 Note 20. Foreign Exchange (Loss) Gain 96 Note 21. Income Taxes 97 Other Items Note 22. Related Party Transactions 99 Note 23. Financial Instruments 99 Note 24. Capital Management 102 Note 25. Supplemental Cash Flow Information 103 Note 26. Commitment and Contingencies 103 Note 27. Subsequent Events 104 61 Annual Report | 2024

Annual Report | 2024

Ero Copper Corp.

Consolidated Statements of Financial Position

(Amounts in thousands of US Dollars)

	Notes	December 31, 2024	December 31, 2023
ASSETS			
Current			
Cash and cash equivalents		$ 50,402	$ 111,738
Accounts receivable		18,399	5,710
Inventories	5	42,094	42,254
Income tax receivable		2,284	500
Other current assets	6	28,611	39,285
		141,790	199,487
Non-Current			
Mineral properties, plant and equipment	7	1,258,494	1,251,998
Exploration and evaluation assets	8	11,352	29,936
Deferred income tax assets	21	16,659	1,315
Deposits and other non-current assets	9	29,733	28,952
		1,316,238	1,312,201
Total Assets		$ 1,458,028	$ 1,511,688
LIABILITIES			
Current			
Accounts payable and accrued liabilities	10	$ 101,886	$ 120,704
Current portion of loans and borrowings	11	45,893	20,381
Current portion of deferred revenue	12	31,712	17,159
Income taxes payable		3,330	3,997
Current portion of derivatives	23	17,980	563
Current portion of lease liabilities		10,905	10,996
		211,706	173,800
Non-Current			
Loans and borrowings	11	556,296	405,852
Deferred revenue	12	48,231	58,390
Provision for rehabilitation and closure costs	13	21,891	26,687
Deferred income tax liabilities	21	—	10,863
Lease liabilities		6,980	8,607
Other non-current liabilities	14	21,850	18,158
		655,248	528,557
Total Liabilities		866,954	702,357
SHAREHOLDERS' EQUITY			
Share capital	15	286,548	271,336
Equity reserves		(180,472)	(16,616)
Retained earnings		481,055	549,530
Equity attributable to owners of the Company		587,131	804,250
Non-controlling interests		3,943	5,081
		591,074	809,331
Total Liabilities and Equity		$ 1,458,028	$ 1,511,688

Commitments (Notes 8, 12 and 26); Contingencies (Note 26); Subsequent Events (Note 27)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo" , President, CEO and Director *"Jill Angevine"* , Director

The accompanying notes are an integral part of these consolidated financial statements

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63 Annual Report | 2024 Year ended December 31, Notes 2024 2023 Revenue 16 $ 470,259 $ 427,480 Cost of sales 17 (289,706) (270,635) Gross profit 180,553 156,845 Expenses General and administrative 18 (49,598) (52,429) Share-based compensation 15 (e) (9,983) (9,218) Write-down of exploration and evaluation asset 8 (12,051) — Income before the undernoted 108,921 95,198 Finance income 4,300 12,465 Finance expense 19 (17,089) (25,822) Foreign exchange (loss) gain 20 (165,008) 34,612 Other expenses (6,565) (4,102) (Loss) earnings before income taxes (75,441) 112,351 Current income tax expense (17,662) (15,992) Deferred income tax recovery (expense) 25,313 (2,055) Income tax recovery (expense) 21 7,651 (18,047) Net (loss) income for the year $ (67,790) $ 94,304 Other comprehensive (loss) gain Foreign currency translation (loss) gain (165,027) 52,656 Comprehensive (loss) income $ (232,817) $ 146,960 Net (loss) income attributable to: Owners of the Company (68,475) 92,804 Non-controlling interests 685 1,500 $ (67,790) $ 94,304 Comprehensive (loss) income attributable to: Owners of the Company (232,015) 145,065 Non-controlling interests (802) 1,895 $ (232,817) $ 146,960 Net (loss) income per share attributable to owners of the Company Basic 15 (f) $ (0.66) $ 0.99 Diluted 15 (f) $ (0.66) $ 0.98 Weighted average number of common shares outstanding Basic 15 (f) 103,106,305 94,111,548 Diluted 15 (f) 103,106,305 94,896,334 Ero Copper Corp. Consolidated Statements of Operations and Comprehensive (Loss) Income (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 2 Year ended December 31, Notes 2024 2023 Revenue 16 $ 470,259 $ 427,480 Cost of sales 17 (289,706) (270,635) Gross profit 180,553 156,845 Expenses General and administrative 18 (49,598) (52,429) Share-based compensation 15 (e) (9,983) (9,218) Write-down of exploration and evaluation asset 8 (12,051) — Income before the undernoted 108,921 95,198 Finance income 4,300 12,465 Finance expense 19 (17,089) (25,822) Foreign exchange (loss) gain 20 (165,008) 34,612 Other expenses (6,565) (4,102) (Loss) earnings before income taxes (75,441) 112,351 Current income tax expense (17,662) (15,992) Deferred income tax recovery (expense) 25,313 (2,055) Income tax recovery (expense) 21 7,651 (18,047) Net (loss) income for the year $ (67,790) $ 94,304 Other comprehensive (loss) gain Foreign currency translation (loss) gain (165,027) 52,656 Comprehensive (loss) income $ (232,817) $ 146,960 Net (loss) income attributable to: Owners of the Company (68,475) 92,804 Non-controlling interests 685 1,500 $ (67,790) $ 94,304 Comprehensive (loss) income attributable to: Owners of the Company (232,015) 145,065 Non-controlling interests (802) 1,895 $ (232,817) $ 146,960 Net (loss) income per share attributable to owners of the Company Basic 15 (f) $ (0.66) $ 0.99 Diluted 15 (f) $ (0.66) $ 0.98 Weighted average number of common shares outstanding Basic 15 (f) 103,106,305 94,111,548 Diluted 15 (f) 103,106,305 94,896,334 Ero Copper Corp. Consolidated Statements of Operations and Comprehensive (Loss) Income (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 2

64 Annual Report | 2024 Year ended December 31, Notes 2024 2023 Cash Flows from Operating Activities Net (loss) income for the year $ (67,790) $ 94,304 Adjustments for: Amortization and depreciation 87,410 83,024 Income tax (recovery) expense (7,651) 18,047 Amortization of deferred revenue 16 (18,310) (17,082) Share-based compensation 15 (e) 9,983 9,218 Finance income (4,300) (12,465) Finance expenses 19 17,089 25,822 Foreign exchange loss (gain) 159,210 (36,798) Write-down of exploration and evaluation asset 12,051 — Other 8,318 4,236 Changes in non-cash working capital items 25 (25,690) (5,932) 170,320 162,374 Derivative contract settlements (10,833) 9,632 Provision settlements (5,870) (3,344) Income taxes paid (8,198) (5,563) 145,419 163,099 Cash Flows used in Investing Activities Additions to mineral properties, plant and equipment (328,957) (447,174) Additions to exploration and evaluation assets (8,629) (13,475) Proceeds from short-term investments and interest received 2,202 192,483 Purchase of short-term investments — (40,000) (335,384) (308,166) Cash Flows used in Financing Activities Proceeds from equity offering, net of share issue costs 15 — 104,330 Lease liability payments (14,216) (11,877) New loans and borrowings, net of transaction costs 11 213,268 14,889 Loans and borrowings repaid 11 (39,950) (7,786) Interest paid on loans and borrowings 11 (32,166) (27,461) Other finance expenses paid (4,135) (5,502) Proceeds from exercise of stock options 8,358 11,158 131,159 77,751 Effect of exchange rate changes on cash and cash equivalents (2,530) 1,352 Net decrease in cash and cash equivalents (61,336) (65,964) Cash and cash equivalents - beginning of year 111,738 177,702 Cash and cash equivalents - end of year $ 50,402 $ 111,738 Supplemental cash flow information (note 25) Ero Copper Corp. Consolidated Statements of Cash Flow (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 3 Year ended December 31, Notes 2024 2023 Cash Flows from Operating Activities Net (loss) income for the year $ (67,790) $ 94,304 Adjustments for: Amortization and depreciation 87,410 83,024 Income tax (recovery) expense (7,651) 18,047 Amortization of deferred revenue 16 (18,310) (17,082) Share-based compensation 15 (e) 9,983 9,218 Finance income (4,300) (12,465) Finance expenses 19 17,089 25,822 Foreign exchange loss (gain) 159,210 (36,798) Write-down of exploration and evaluation asset 12,051 — Other 8,318 4,236 Changes in non-cash working capital items 25 (25,690) (5,932) 170,320 162,374 Derivative contract settlements (10,833) 9,632 Provision settlements (5,870) (3,344) Income taxes paid (8,198) (5,563) 145,419 163,099 Cash Flows used in Investing Activities Additions to mineral properties, plant and equipment (328,957) (447,174) Additions to exploration and evaluation assets (8,629) (13,475) Proceeds from short-term investments and interest received 2,202 192,483 Purchase of short-term investments — (40,000) (335,384) (308,166) Cash Flows used in Financing Ac ivities Proceeds from equity offering, net of share issue costs 15 — 1 4,330 Lease liability payments (14,216) (11,877) New loans and borrowings, net of transaction costs 11 213,268 14,889 Loans and borrowings repaid 11 (39,950) (7,786) Interest paid on loans and borrowings 11 (32,166) (27,461) Other finance expenses paid (4,135) (5,502) Proceeds from exercise of stock options 8,358 11,158 131,159 77,751 Effect of exchang rat changes n cash and cash equivalents (2,530) ,3 2 Net decrease in cash and cash equivalents (6 ,336) (65,964) Cash and cash equivalents - beginning of year 111,738 177,702 Cash and cash equivalents - end of year $ 50,402 $ 111,738 Supplemental cash flow information (note 25) Ero Copper Corp. Consolidated Statements of Cash Flow (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 3

65 Annual Report | 2024 Share Capital Equity Reserves Notes Number of shares Amount Contributed Surplus Foreign Exchange Retained Earnings Total Non- controlling interest Total equity Balance, December 31, 2022 92,182,633 $ 148,055 $ 11,185 $ (77,374) $ 456,726 $ 538,592 $ 3,573 $ 542,165 Income for the year — — — — 92,804 92,804 1,500 94,304 Other comprehensive income for the year — — — 52,261 — 52,261 395 52,656 Total comprehensive income for the year — — — 52,261 92,804 145,065 1,895 146,960 Shares issued for: Equity financing, net 9,010,000 104,330 — — — 104,330 — 104,330 Exercise of options 1,333,199 15,882 (4,724) — — 11,158 — 11,158 Settlement of restricted share units 61,651 868 (1,344) — — (476) — (476) Settlement of performance share units 160,075 2,201 — — — 2,201 — 2,201 Share-based compensation 15 (e) — — 3,380 — — 3,380 — 3,380 Dividends to non-controlling interest — — — — — — (387) (387) Balance, December 31, 2023 102,747,558 $ 271,336 $ 8,497 $ (25,113) $ 549,530 $ 804,250 $ 5,081 $ 809,331 Income (loss) for the year — — — — (68,475) (68,475) 685 (67,790) Other comprehensive loss for the year — — — (163,540) — (163,540) (1,487) (165,027) Total comprehensive loss for the year — — — (163,540) (68,475) (232,015) (802) (232,817) Shares issued for: Exercise of options 551,818 11,606 (3,248) — — 8,358 — 8,358 Settlement of restricted share units 101,655 1,492 (2,398) — — (906) — (906) Settlement of performance share units 154,180 2,114 — — — 2,114 — 2,114 Share-based compensation 15 (e) — — 5,330 — — 5,330 — 5,330 Dividends to non-controlling interest — — — — — — (336) (336) Balance, December 31, 2024 103,555,211 $ 286,548 $ 8,181 $ (188,653) $ 481,055 $ 587,131 $ 3,943 $ 591,074 Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 4 Share Capital Equity Reserves Notes Number of shares Amount Contributed Surplus Foreign Exchange Retained Earnings Total Non- controlling interest Total equity Balance, December 31, 2022 92,182,633 $ 148,055 $ 11,185 $ (77,374) $ 456,726 $ 538,592 $ 3,573 $ 542,165 Income for the year — — — — 92,804 92,804 1,500 94,304 Other comprehensive income for the year — — — 52,261 — 52,261 395 52,656 Total comprehensive income for the year — — — 52,261 92,804 145,065 1,895 146,960 Shares issued for: Equity financing, net 9,010,000 104,330 — — — 104,330 — 104,330 Exercise of options 1,333,199 15,882 (4,724) — — 11,158 — 11,158 Settlement of restricted share units 61,651 868 (1,344) — — (476) — (476) Settlement of performance share units 160,075 2,201 — — — 2,201 — 2,201 Share-based compensation 15 (e) — — 3,380 — — 3,380 — 3,380 Dividends to non-controlling interest — — — — — — (387) (387) Balanc , December 31, 2023 102,747,558 $ 271,336 $ 8,497 $ (25,113) $ 549,530 $ 80 ,250 $ 5,081 $ 809,331 Income (loss) for the year — — — — (68,475) (68,475) 685 (67,790) Other comprehensive loss for the year — — — (163,540) — (163,540) (1,487) (165,027) Total comprehensive loss for the year — — — (163,540) (68,475) (232,015) (802) (232,817) Shares issued for: Exercis of options 551,818 11,6 6 (3,248) — — 8,358 — 8,358 Settlement of restricted share units 101,655 1,492 (2,398) — — (906) — (906) Settlement of performance share units 154,180 2,114 — — — 2,114 2,11 Share-based compensation 15 (e) — — 5,330 — — 5,330 — 5,330 Dividends to non-controlling interest — — — — — — (336) (336) Balance, December 31, 2024 103,555,211 $ 286,548 $ 8,181 $ (188,653) $ 481,055 $ 587,131 $ 3,943 $ 591,074 Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 4 hare Capital Equity Reserves Notes Number of shares Amount Contributed Surplus Foreign Exchange Retained Earnings Total Non- controlling interest Total equity Balance, December 31, 2022 92,182,633 $ 148,055 $ 11,185 $ (77,374) $ 456,726 $ 538,592 $ 3,573 $ 542,165 Income for the year — — — — 92,804 92,804 1,500 94,304 Other comprehensive income for the year — — — 52,261 — 52,261 395 52,656 Tot l omprehensive income for the year — — — 52,261 92,804 145,065 1,895 1 6,9 0 Shares issued for: Equity financi g, net 9,010,000 104,330 — 104 330 — 104 330 Exercise of options 1,333,199 15,882 (4,724) — — 11 158 11 15 S ttlem nt f restricted share units 61,651 868 (1,344) — — (476) — (476) Settlement of performance share units 16 75 2 201 2 201 2 201 Share-ba d c mpe sation 15 (e) — — 3,380 3,380 3,380 Dividend to non-controlling int rest — — — — (387) 387 Balance, D cember 31, 2023 102,747 558 $ 271 336 $ 8,497 $ (25,113) $ 549,530 $ 804 50 $ 5,081 $ 809 33 Income (loss) for the year — — — — (68,475) (68,475) 685 (67,790) Other comprehensive loss for the year — — — (163,540) — (163,540) (1,487) (165,027) Total comprehensive loss for the year — — — (163,540) (68,475) (232,015) (802) (232,817) Shares issued for: Exercise of options 551,818 11,606 (3,248) — 8,358 — 8,358 Settlement of restricted share units 101,655 1,492 (2,398) — — (906) — (906) S ttlem nt f performance share units 154,180 2,114 — — — 2,114 — 2,114 Share-ba d c mp sation 15 (e) — — 5 330 5 30 5 30 Dividends to non-controlling int rest — — — — (336) 33 Balance, D cember 31, 2024 103,5 5 211 $ 286 548 $ 8,181 $ (188,653) $ 481,055 $ 587 31 $ 3,943 $ 591 074 Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 4

66 Annual Report | 2024 1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 6, 2025. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 5 1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products. NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 6, 2025. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, which are measured at fair value through profit or loss. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 5

67 Annual Report | 2024 (c) Foreign Currency Translation The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss. The functional currency of all of the Company's Brazilian subsidiaries is the Brazilian Real (“BRL”). The assets and liabilities of its Brazilian subsidiaries are translated into the US dollar presentation currency using the exchange rate at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity. (d) Use of Estimates and Judgments In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for all of its Brazilian subsidiaries is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Commencement of Commercial Production Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. The criteria the Company used to make that determination for the Tucumã Operation included, amongst other things: • the ability of the mine to produce salable product (i.e. the ability to produce metal within specifications), Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 6

68 Annual Report | 2024 • throughput of the processing plant reach a predefined percentage of design capacity over a reasonable period, • processing plant recoveries reaching a pre-defined percentage of expected recoveries. After evaluating the above factors, the Company concluded that the Tucumã Operation had not achieved commercial production as of December 31, 2024, and therefore, is not yet ready for its intended use. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include: Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Carrying amounts of mineral properties and associated mine closure and reclamation costs Changes in mineral reserves and resources information could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves and resources information is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depreciation and depletion expense. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7

69 Annual Report | 2024 Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement ("PMPA") with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and estimated proven and probable reserves. Expected credit loss provision Significant estimates and assumptions are made in determining the expected credit loss provision for financial assets that are measured at amortized costs as there are numerous factors that will affect the ultimate asset receivable. These factors include exposure at default, the expected recovery, the discount rate, and the timing of expected cash flow. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 8

70 Annual Report | 2024 (e) New Accounting Policies, Standards and Interpretations On January 1, 2024, the Company adopted the following amendments to accounting standards: • In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability. • In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements. (f) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2024 In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on our financial statements. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9

71 Annual Report | 2024 3. Material Accounting Policies (a) Revenue Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges. The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue. Deferred revenue primarily consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months. Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is based on the rate implicit in the precious metal purchase agreement at the date of inception. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss. (b) Finance Income and Finance Expense Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 10

72 Annual Report | 2024 (c) Taxation Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination, that affects neither accounting nor taxable income or loss, and does not give rise to equal taxable and deductible temporary differences at the time of the transaction, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future, and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. (d) Tax Incentive The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (e) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11

73 Annual Report | 2024 (f) Mineral Properties, Plant and Equipment Mineral properties, plant and equipment is measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. (i) Acquisition and disposal The cost of mineral properties, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management including advances on long lead items, mine closure and rehabilitation costs, and borrowing costs on qualifying assets. When parts of mineral properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral properties, plant and equipment. Gains and losses on disposal of mineral properties, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income. (ii) Subsequent costs The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of plant and equipment are included in profit or loss. (iii) Development and construction-in-progress When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated. Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment. Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral properties, plant and equipment. (iv) Mineral properties Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 12

74 Annual Report | 2024 (v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Depreciation Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years / units of production Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production or period until remediation Right of use assets Shorter of the term of lease and life of asset The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kilogram of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kilogram of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. (g) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral properties interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13

75 Annual Report | 2024 When the exploration and evaluation of a mineral properties indicates that development of the mineral properties is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral properties, plant and equipment. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off. (h) Financial Instruments Non-derivative financial assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Short-term investments Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Derivatives Fair value through profit or loss Notes and other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 14

76 Annual Report | 2024 Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non- observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15

77 Annual Report | 2024 (i) Impairment   i) Financial assets The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. ii) Non-Financial assets At each reporting date, the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. (j) Provisions A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated based on the expected future cash flows discounted, if material, at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense. The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 16

78 Annual Report | 2024 timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. (k) Share-Based Compensation The Company issues share based payment awards to employees and consultants, including directors and officers ("Eligible Persons"). The grant date fair value of equity settled share based payment awards is recognized as share-based compensation, with a corresponding increase in equity, over the vesting period. The amount recognized as an expense is based on management's best estimate of the number of equity instruments expected to vest. The cumulative amount expensed is adjusted at the end of each reporting period to reflect changes in the number of instruments expected to vest. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over vesting period. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. The performance share units liability is also adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied. (l) Leases The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right- of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17

79 Annual Report | 2024 (m) Income or Loss per Share Basic income or loss per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and share units. The dilutive effect of share options assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For equity-settled share units (as defined herein, see note 15(f)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. 4. Segment Disclosure Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment. For the year ended December 31, 2024, the Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 18

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2024	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 311,777	$ 127,303	$ 31,179	$ —	$ 470,259
Cost of production	(158,006)	(30,055)	(4,805)	—	(192,866)
Depreciation and depletion	(65,194)	(20,390)	(149)	—	(85,733)
Sales expense	(7,443)	(1,969)	(1,695)	—	(11,107)
Cost of sales	(230,643)	(52,414)	(6,649)	—	(289,706)
Gross profit	81,134	74,889	24,530	—	180,553
Expenses					
General and administrative	(26,044)	(6,545)	(2,172)	(14,837)	(49,598)
Share-based compensation	—	—	—	(9,983)	(9,983)
Write-down of exploration and evaluation asset	(1,299)	—	—	(10,752)	(12,051)
Finance income	2,498	654	70	1,078	4,300
Finance expenses	(12,259)	(3,565)	(369)	(896)	(17,089)
Foreign exchange (loss) gain	(165,488)	(112)	229	363	(165,008)
Other (expenses) income	(5,463)	66	(768)	(400)	(6,565)
(Loss) income before taxes	(126,921)	65,387	21,520	(35,427)	(75,441)
Current tax expense	(1,287)	(11,271)	—	(5,104)	(17,662)
Deferred tax recovery (expense)	25,461	(148)	—	—	25,313
Net (loss) income	$ (102,747)	$ 53,968	$ 21,520	$ (40,531)	$ (67,790)
Capital expenditures[(1)]	165,681	24,625	126,782	7,847	324,935
Assets					
Current	$ 65,116	$ 12,691	$ 16,600	$ 47,383	141,790
Non-current	818,324	85,013	400,889	12,012	1,316,238
Total Assets	$ 883,440	$ 97,704	$ 417,489	$ 59,395	$ 1,458,028
Total Liabilities	$ 166,730	$ 85,448	$ 40,174	$ 574,602	866,954

(1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the year ended December 31, 2024, the Company had six significant customers (December 31, 2023 - six), including four copper customers (December 31, 2023 - four) and two gold customers (December 31, 2023 - two).

80

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated
Revenue	$ 320,603	$ 106,877	$ —	$ —	**$ 427,480**
Cost of production	(153,187)	(25,209)	—	—	**(178,396)**
Depreciation and depletion	(62,032)	(19,489)	—	—	**(81,521)**
Sales expense	(8,953)	(1,765)	—	—	**(10,718)**
Cost of sales	(224,172)	(46,463)	—	—	**(270,635)**
Gross profit	96,431	60,414	—	—	**156,845**
Expenses					
General and administrative	(31,128)	(6,550)	—	(14,751)	**(52,429)**
Share-based compensation	—	—	—	(9,218)	**(9,218)**
Finance income	5,543	630	—	6,292	**12,465**
Finance expenses	(10,143)	(4,431)	—	(11,248)	**(25,822)**
Foreign exchange gain (loss)	34,737	—	—	(125)	**34,612**
Other (expenses) income	(4,147)	111	—	(66)	**(4,102)**
Income (loss) before taxes	91,293	50,174	—	(29,116)	**112,351**
Current tax expense	(1,796)	(7,446)	—	(6,750)	**(15,992)**
Deferred tax (expense) recovery	(2,618)	563	—	—	**(2,055)**
Net income (loss)	$ 86,879	$ 43,291	$ —	$ (35,866)	**$ 94,304**
Capital expenditures(1)	249,166	27,567	205,506	7,262	**489,501**
Assets					
Current	$ 79,463	$ 23,736	$ 2,016	$ 94,272	**199,487**
Non-current	883,712	96,140	315,144	17,205	**1,312,201**
Total Assets	$ 963,175	$ 119,876	$ 317,160	$ 111,477	**$ 1,511,688**
Total Liabilities	$ 138,497	$ 101,095	$ 30,943	$ 431,822	**702,357**

(1) Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

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82 Annual Report | 2024 5. Inventories December 31, 2024 December 31, 2023 Supplies and consumables $ 28,980 $ 24,270 Stockpiles 5,024 5,624 Work in progress 3,049 917 Finished goods 5,041 11,443 $ 42,094 $ 42,254 6. Other Current Assets December 31, 2024 December 31, 2023 Advances to suppliers $ 3,157 $ 306 Prepaid expenses and other 5,879 5,660 Derivatives (Note 23) — 11,254 Note receivable (Note 23) 4,678 8,346 Value added taxes recoverable 14,897 13,719 $ 28,611 $ 39,285 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 21

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7. Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties[1]	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:									
Balance, December 31, 2022	$ 22,038	$ 194,455	$ 553,687	$ 111,821	$ 19,262	$ 39,274	$ 14,188	$ 28,449	$ 983,174
Additions	2,672	47,846	98,046	217,988	3,207	107,226	—	20,019	497,004
Capitalized borrowing costs	—	—	—	16,983	—	—	—	—	16,983
Change in estimates	—	—	—	—	—	—	3,119	—	3,119
Disposals	—	(2,844)	(746)	(41)	(58)	(56)	—	(1,831)	(5,576)
Transfers	10,405	28,566	898	57,669	2,639	(100,177)	—	—	—
Foreign exchange	2,131	17,466	45,923	15,237	1,563	3,275	1,202	2,692	89,489
Balance, December 31, 2023	37,246	285,489	697,808	419,657	26,613	49,542	18,509	49,329	1,584,193
Additions[2]	**3,888**	**53,331**	**82,063**	**145,333**	**3,986**	**25,991**	**—**	**18,012**	**332,604**
Capitalized borrowing costs	**—**	**—**	**—**	**36,467**	**—**	**—**	**—**	**—**	**36,467**
Change in estimates	**—**	**—**	**—**	**—**	**—**	**—**	**7,890**	**—**	**7,890**
Disposals	**—**	**(3,160)**	**(940)**	**(5)**	**(253)**	**—**	**—**	**(4,450)**	**(8,808)**
Transfers (Note 8)	**4,705**	**32,316**	**30,585**	**(2,158)**	**2,929**	**(55,906)**	**—**	**(789)**	**11,682**
Foreign exchange	**(9,246)**	**(73,032)**	**(165,758)**	**(98,273)**	**(6,303)**	**(6,927)**	**(5,063)**	**(12,107)**	**(376,709)**
Balance, December 31, 2024	**$ 36,593**	**$ 294,944**	**$ 643,758**	**$ 501,021**	**$ 26,972**	**$ 12,700**	**$ 21,336**	**$ 49,995**	**$ 1,587,319**
Accumulated depreciation:									
Balance, December 31, 2022	$ (5,047)	$ (42,310)	$ (150,559)	$ —	$ (6,990)	$ —	$ (5,227)	$ (17,767)	$ (227,900)
Depreciation expense	(1,497)	(24,209)	(47,717)	—	(1,877)	—	(662)	(12,565)	$ (88,527)
Disposals	—	1,613	—	—	52	—	—	1,372	$ 3,037
Foreign exchange	(440)	(4,011)	(11,663)	—	(553)	—	(427)	(1,711)	$ (18,805)
Balance, December 31, 2023	(6,984)	(68,917)	(209,939)	—	(9,368)	—	(6,316)	(30,671)	(332,195)
Depreciation expense	**(2,022)**	**(25,707)**	**(41,025)**	**—**	**(2,001)**	**—**	**(732)**	**(14,069)**	**(85,556)**
Disposals	**—**	**2,950**	**—**	**—**	**62**	**—**	**—**	**3,537**	**6,549**
Foreign exchange	**1,787**	**17,999**	**51,053**	**36**	**2,097**	**—**	**1,474**	**7,931**	**82,377**
Balance, December 31, 2024	**$ (7,219)**	**$ (73,675)**	**$ (199,911)**	**$ 36**	**$ (9,210)**	**$ —**	**$ (5,574)**	**$ (33,272)**	**$ (328,825)**
Net book value, December 31, 2023	$ 30,262	$ 216,572	$ 487,869	$ 419,657	$ 17,245	$ 49,542	$ 12,193	$ 18,658	$ 1,251,998
Net book value, December 31, 2024	**$ 29,374**	**$ 221,269**	**$ 443,847**	**$ 501,057**	**$ 17,762**	**$ 12,700**	**$ 15,762**	**$ 16,723**	**$ 1,258,494**

(1) Mineral properties include $57.9 million (2023 - $72.4 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.
(2) Additions to projects in progress was net of $10.1 million in value added taxes that were transferred to other receivables during the year ended December 31, 2024 as a result of the completion of a recoverability assessment.

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Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8. Exploration and Evaluation Assets

As at December 31, 2024, the Company had $11.4 million (2023 - $29.9 million) in exploration and evaluation assets, which include several property option agreements.

In 2024, the Company completed the exercise of various option agreements to expand near-mine resource potential at the Caraiba Operations. Consequently, $11.7 millionwas reclassified from exploration and evaluation assets to mineral properties during the period.

In June 2024, the Company terminated the Fides option agreement, resulting in a write-down of $10.7 million in exploration and evaluation assets for the year ended December 31, 2024.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas copper project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

- Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling and produce a scoping study within 18 months of signing the Agreement
- Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling and produce a pre-feasibility study within 18 months of completing Phase 1
- Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at December 31, 2024, exploration and evaluation assets include $4.9 million in expenditures associated with the Furnas Project.

9. Deposits and Other Non-current Assets

		December 31, 2024		December 31, 2023
Value added taxes recoverable	$	18,336	$	11,413
Note receivable (Note 23)		7,331		14,321
Deposits and others		4,066		3,218
	$	29,733	$	28,952

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Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

10. Accounts Payable and Accrued Liabilities

		December 31, 2024		December 31, 2023
Trade suppliers	$	58,067	$	74,877
Payroll and labour related liabilities		19,086		26,421
Value added tax, royalty and other tax payable		8,505		9,142
Cash-settled equity awards (Note 15(b) and (c))		8,460		8,796
Provision for rehabilitation and closure costs (Note 13)		6,766		—
Other accrued liabilities		1,002		1,468
	$	101,886	$	120,704

11. Loans and Borrowings

						Carrying value, including accrued interest	
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	December 31, 2024	December 31, 2023
Senior Notes	USD	Unsecured	61	6.50%	$ 400,000	$ 404,152	$ 403,274
Senior credit facility	USD	Secured	24	SOFR plus 2.00% - 4.50%	135,000	134,212	—
Copper Prepayment Facility	USD	Secured	24	8.84%	44,444	46,530	—
Equipment finance loans	USD	Secured	1 - 28	5.00% - 8.35%	12,744	12,933	16,175
Equipment finance loans	EUR	Secured	14 - 18	5.25%	522	544	1,000
Equipment finance loans	BRL	Unsecured	1 - 17	nil% - 16.63%	2,519	2,597	3,409
Bank loan	BRL	Unsecured	23	CDI + 0.50%	1,215	1,221	2,375
Total					**$ 596,444**	**$ 602,189**	**$ 426,233**
Current portion						**$ 45,893**	**$ 20,381**
Non-current portion						**$ 556,296**	**$ 405,852**

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Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Year ended Dec. 31, 2024					Year ended December 31, 2023
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of year	$ 403,274	$ —	$ —	$ 22,959	**$ 426,233**	$ 418,057
Proceeds from loans and borrowings		155,000	50,000	9,565	**214,565**	14,889
Principal payments	—	(20,000)	(5,556)	(14,394)	**(39,950)**	(7,786)
Interest payments	(26,000)	(3,906)	(810)	(1,450)	**(32,166)**	(27,461)
Interest costs, including interest capitalized	26,878	4,886	3,271	1,432	**36,467**	28,282
Deferred transaction costs	—	(1,768)	(375)	—	**(2,143)**	—
Foreign exchange	—	—	—	(817)	**(817)**	252
Balance, end of year	$ 404,152	$ 134,212	$ 46,530	$ 17,295	**$ 602,189**	$ 426,233

(a) Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the "Senior Notes"). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to early redemption options by the Company. On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

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87 Annual Report | 2024 (b) Senior Credit Facility The Company has a Senior Revolving Credit Facility ("Senior Credit Facility") with a borrowing limit of $150.0 million which matures from December 2026 to December 2028. Amounts drawn on the Senior Credit Facility bear interest on a sliding scale at a rate of SOFR plus 2.00% to 4.50% depending on the Company’s consolidated total leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are based on a sliding scale between 0.45% to 1.01%. As at December 31, 2024, the Senior Credit Facility bears an weighted average interest rate of 8.06% on its drawn balance and a commitment fee of 0.79% on its undrawn balance. During the year ended December 31, 2024, the Company drew down a total of $155.0 million from its Senior Credit Facility and repaid $20.0 million of the principal amount of the facility. As a result, the net drawdown on the Senior Credit Facility for the year ended December 31, 2024 was $135.0 million. The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a total leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a total leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at December 31, 2024, the Company is in compliance with these financial covenants. (c) Copper Prepayment Facility In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025. In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. During the year ended December 31, 2024, the Company repaid three monthly installment payments totaling $6.4 million, including $5.6 million of principal and$0.8 million of interest. As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility. The facility is secured by the shares of MCSA, NX Gold and Ero Gold. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 26

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

12. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the "NX Gold PMPA") with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in NX Gold PMPA deferred revenue during the year ended December 31, 2024 are comprised of the following:

		December 31, 2024		December 31, 2023
Gold ounces delivered[1]		**15,917**		14,005
Balance, beginning of year	**$**	**75,549**	$	86,055
Advances		**3,249**		3,544
Accretion expense		**2,501**		3,032
Amortization of deferred revenue[2]		**(18,310)**		(17,082)
Balance, end of year	**$**	**62,989**	$	75,549
Current portion	**$**	**14,758**	$	17,159
Non-current portion		**48,231**		58,390

(1) During the year ended December 31, 2024, the Company delivered 15,917 ounces of gold (December 31, 2023 - 14,005 ounces) to Royal Gold for average consideration of $473 per ounce (December 31, 2023 - $386 per ounce). At December 31, 2024, a cumulative 45,177 ounces (December 31, 2023 - 29,260 ounces) of gold have been delivered under the NX Gold PMPA.

(2) Amortization of deferred revenue during the year ended December 31, 2024 is net of $3.0 million (December 31, 2023 - $2.5 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

As of December 31, 2024, current portion of deferred revenue also includes a $17.0 million customer advance, which is related to copper concentrate to be delivered in the first quarter of 2025.

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89 Annual Report | 2024 13. Provision for rehabilitation and closure costs December 31, 2024 December 31, 2023 Balance, beginning of year 26,687 $ 22,172 Change in estimates(2) 12,499 3,455 Accretion expense 2,339 2,703 Settled (5,870) (3,344) Foreign exchange (6,998) 1,701 Balance, end of year $ 28,657 $ 26,687 Caraíba Operations $ 20,689 $ 21,372 Tucumã Project 3,868 1,365 Xavantina Operations 4,100 3,950 Total $ 28,657 $ 26,687 Current portion(1) $ 6,766 $ — Non-current portion 21,891 26,687 (1) Included in accounts payable and accrued liabilities. (2) Included $4.6 million recognized in other expenses related to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist. Management used a pre-tax discount rates in the range of 11.17% – 12.92% (2023 – 8.50% - 9.79%) and an inflation factor in the range of 3.50% - 4.96% (2023 – 3.50% - 3.90%) in preparing the Company’s provision for rehabilitation and closure costs. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2025 to 2051, for the Xavantina Operations is 2030 to 2038, and for the Tucumã Project is from 2036 to 2041. 14. Other Non-current Liabilities December 31, 2024 December 31, 2023 Cash-settled equity awards (Note 15(b)) $ 2,536 $ 2,549 Withholding, value added tax, and other taxes payable 14,437 8,012 Provision 1,588 1,622 Other liabilities 3,289 5,975 $ 21,850 $ 18,158 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 28

90 Annual Report | 2024 15. Share Capital As at December 31, 2024, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2024, 103,555,211 common shares were outstanding (December 31, 2023 - 102,747,558). In November 2023, the Company completed a bought deal share offering of 9,010,000 common shares at a price of $12.35 per common share for gross proceeds of $111.3 million, or net proceeds of 104.3 million after share issuance costs. (a) Options A continuity of the issued and outstanding options is as follows: Year Ended December 31, 2024 2023 Number of Stock Options Weighted Average Exercise Price (CAD) Number of Stock Options Weighted Average Exercise Price (CAD) Outstanding stock options, beginning of year 1,886,325 $ 19.03 2,781,074 $ 15.49 Issued 473,365 21.00 525,138 18.00 Exercised (551,818) 20.57 (1,333,199) 11.28 Forfeited (73,265) 19.13 (86,688) 18.59 Outstanding stock options, end of year 1,734,607 $ 19.07 1,886,325 $ 19.03 The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2024 was CAD$29.45 (year ended December 31, 2023 - CAD$17.69). As at December 31, 2024, the following stock options were outstanding: Weighted Average Exercise Prices Number of Stock Options Vested and Exercisable Number of Stock Options Weighted Average Remaining Life in Years $10.01 to $20.00 CAD 1,226,780 837,707 2.80 $20.01 to $25.35 CAD 507,827 66,838 4.60 $19.07 CAD ($13.25 USD) 1,734,607 904,545 3.33 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 29

91 Annual Report | 2024 The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following: Year Ended December 31, 2024 2023 Expected term (years) 3.4 3.2 Forfeiture rate — % — % Volatility 51% 54 % Dividend yield — % — % Risk-free interest rate 2.90% 3.99 % Weighted-average fair value per option $ 5.90 $ 6.38 (b) Performance Share Unit Plan The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The continuity of PSUs issued and outstanding is as follows: Year Ended December 31, 2024 2023 Outstanding balance, beginning of year 967,921 881,788 Issued 357,792 437,204 Settled (249,694) (238,881) Forfeited (61,514) (112,190) Outstanding balance, end of year 1,014,505 967,921 These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities. For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2024, the fair value of the PSU liability was $6.6 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 30

92 Annual Report | 2024 million (December 31, 2023 - $6.5 million) of which $4.1 million (December 31, 2023 - $3.9 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities. (c) Deferred Share Unit Plan The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed. The continuity of DSUs issued and outstanding is as follows: Year ended December 31, 2024 2023 Outstanding balance, beginning of year 307,312 219,961 Issued 67,006 87,351 Settled (49,207) — Outstanding balance, end of year 325,111 307,312 At December 31, 2024, DSU liabilities had a fair value of $4.4 million (December 31, 2023 - $4.9 million) which has been recognized in accounts payable and accrued liabilities. (d) Restricted Share Unit Plan The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements. During the year ended December 31, 2024, the Company granted 163,904 RSUs (year ended December 31, 2023 - 203,537) to employees of the Company at weighted average fair value of $14.91 per share (year ended December 31, 2023 - $15.59). The total fair value of these RSUs on the grant date was $2.4 million (year ended December 31, 2023 - $3.2 million). Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 31

93 Annual Report | 2024 The continuity of RSUs issued and outstanding is as follows: Year ended December 31, 2024 2023 Outstanding balance, beginning of year 340,570 263,202 Issued 163,904 203,537 Settled (162,996) (95,456) Forfeited (13,298) (30,713) Outstanding balance, end of year 328,180 340,570 (e) Share-based compensation Year ended December 31, 2024 2023 Stock options $ 2,739 $ 1,574 Performance share unit plan 3,605 4,093 Deferred share unit plan 1,086 1,756 Restricted share unit plan 2,553 1,795 Share-based compensation(1) $ 9,983 $ 9,218 (1) For the year ended December 31, 2024, the Company recorded $5.3 million (year ended December 31, 2023 - $3.4 million) of share- based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities. (f) Net (Loss) Income per Share Year ended December 31, 2024 2023 Weighted average number of common shares outstanding 103,106,305 94,111,548 Dilutive effects of: Stock options — 444,216 Share units — 340,570 Weighted average number of diluted common shares outstanding(1) 103,106,305 94,896,334 Net (loss) income attributable to owners of the Company $ (68,475) $ 92,804 Basic net (loss) income per share $ (0.66) $ 0.99 Diluted net (loss) income per share $ (0.66) $ 0.98 (1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2024 excluded 1,734,607 (year ended December 31, 2023 - 646,932) stock options and 328,180 share units (year ended December 31, 2023 - nil) that were anti- dilutive. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 32

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

16. Revenue

	Year ended December 31,	
	2024	2023
Copper		
Export sales	$ 342,774	$ 300,383
Sales within Brazil	—	24,303
Adjustments on provisional sales[(1)]	182	(4,083)
	342,956	320,603
Gold		
Sales	108,993	89,795
Amortization of deferred revenue[(2)]	18,310	17,082
	$ 127,303	$ 106,877
	$ 470,259	$ 427,480

(1) Adjustments on provisional sales include both pricing and quantity adjustments. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to one month (December 31, 2023 - zero to four months) after shipment takes place and, therefore, are exposed to commodity price changes.

(2) During the year ended December 31, 2024, the Company delivered 15,917 ounces of gold (year ended December 31, 2023 - 14,005 ounces of gold) under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $473 per ounce (year ended December 31, 2023 - $386 per ounces) and recognized $18.3 million in amortization of deferred revenue (year ended December 31, 2023 - $17.1 million). Amortization of deferred revenue during the year ended December 31, 2024 is net of $3.0 million (December 31, 2023 - $2.5 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

94

95 Annual Report | 2024 17. Cost of Sales Year ended December 31, 2024 2023 Materials $ 44,212 $ 44,361 Salaries and benefits 61,348 60,609 Contracted services 42,967 32,911 Maintenance costs 31,974 31,025 Utilities 12,484 13,574 Other costs 1,131 1,185 Change in inventory (excluding depreciation and depletion) (1,250) (5,269) Cost of production 192,866 178,396 Sales expense and others 11,107 10,718 Depreciation and depletion 83,287 86,065 Change in inventory (depreciation and depletion) 2,446 (4,544) $ 289,706 $ 270,635 18. General and Administrative Expenses Year ended December 31, 2024 2023 Accounting and legal $ 1,922 $ 2,049 Amortization and depreciation 1,677 1,503 Office and administration 10,052 8,970 Salaries and consulting fees 28,683 29,281 Incentive payments 4,330 6,887 Other 2,934 3,739 $ 49,598 $ 52,429 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 34

96 Annual Report | 2024 19. Finance Expense Year ended December 31, 2024 2023 Interest on loans and borrowings(1) $ — $ 11,299 Accretion of deferred revenue 2,501 3,032 Accretion of provision for rehabilitation and closure costs 2,339 2,703 Interest on lease liabilities 1,814 1,477 Other finance expenses(2) 10,435 7,311 $ 17,089 $ 25,822 (1) During the year ended December 31, 2024, the Company capitalized $36.5 million (year ended 2023 - $17.0 million) of borrowing costs to projects in progress. (2) Other finance expenses during the year ended December 31, 2024 included $8.0 million (year ended 2023 - $4.1 million provision) credit loss provision on certain accounts receivable (see Note 23). 20. Foreign Exchange (Loss) Gain The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency. Year ended December 31, 2024 2023 Foreign exchange (loss) gain on USD denominated debt in Brazil $ (129,351) $ 18,695 Realized foreign exchange (loss) gain on derivative contracts (note 23) (8,206) 11,417 Unrealized foreign exchange (loss) gain on derivative contracts (note 23) (30,808) 7,582 Foreign exchange gain (loss) on other financial assets and liabilities 3,357 (3,082) $ (165,008) $ 34,612 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 35

97 Annual Report | 2024 21. Income Taxes (a) Reconciliation of income taxes A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2023 – 27%) is as follows: Year ended December 31, 2024 2023 Net (loss) income in the year before tax $ (75,441) $ 112,351 Tax rate 27% 27 % Income tax (recovery) expense at statutory rate $ (20,369) $ 30,335 Tax effect of: Difference in tax rate of foreign jurisdictions 6,964 (11,318) Non-taxable items (1,601) (10,740) Change in temporary differences not previously recognized (4,667) 2,153 Change in tax law 2,999 — Withholding taxes and other 9,023 7,617 Income tax (recovery) expense $ (7,651) $ 18,047 Year ended December 31, 2024 2023 Current income tax: Relating to current income tax charge $ 17,662 $ 15,992 Deferred income tax: Relating to origination and reversal of temporary differences (25,313) 2,055 Income tax (recovery) expense recognized in net income $ (7,651) $ 18,047 Income tax (recovery) expense recognized in other comprehensive income (833) 1,262 Total income tax (recovery) expense $ (8,484) $ 19,309 Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 36

98 Annual Report | 2024 (b) Deferred income tax assets (liabilities) The general movement in the deferred income tax assets (liabilities) is as follows: Year ended December 31, 2024 2023 At the beginning of the year $ (9,548) $ (6,229) Deferred income tax recovery (expense) 25,313 (2,055) Income tax (recovery) expense recognized in OCI 833 (1,262) Foreign exchange 61 (2) At the end of the year $ 16,659 $ (9,548) Recognized deferred tax and assets and liabilities consist of the following: December 31, 2024 December 31, 2023 Deferred tax assets: Non-capital losses $ 18,078 $ 5,655 Foreign exchange 20,590 — Financing fees and other 5,216 8,563 Mine closure and rehabilitation provision 3,338 4,070 Lease liabilities 2,528 2,805 49,750 21,093 Deferred tax liabilities: Mineral properties, plant and equipment (22,735) (15,566) Loans and borrowings (8,560) (10,045) Foreign exchange — (3,083) Loans and borrowings (1,796) (1,947) (33,091) (30,641) Net deferred income tax assets (liabilities) $ 16,659 $ (9,548) Presentation on Consolidated Statements of Financial Position Deferred tax assets $ 16,659 $ 1,315 Deferred tax liabilities — (10,863) Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 37

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $31.4 million (December 31, 2023 - $35.1 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2024		Year ended December 31, 2023	
	Brazil	Canada	Brazil	Canada
Mineral properties, plant and equipment	$ 31,236	$ 873	$ 39,959	$ 1,150
Non-capital losses	—	40,831	—	74,238
Other	—	67,770	—	33,731
	$ 31,236	$ 109,474	$ 39,959	$ 109,119

The Company has loss carry forwards in Canada totaling $103.4 million (December 31, 2023 - $100.2 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2044. Additionally, the Company has loss carry forwards in Brazil totaling $6.8 million (December 31, 2023 - nil) which do not expire and can be offset against future taxable income subject to 30% limitation of the current period taxable income.

22. Related Party Transactions

Key management personnel consist of the Company's directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,	
	2024	2023
Salaries and short-term benefits(1)	$ 9,737	$ 10,746
Share-based payments(2)	8,280	8,156
	$ 18,017	$ 18,902

(1) Includes annual salary and short-term incentives or bonuses earned in the year.

(2) Includes PSUs, RSUs, DSUs and stock option grants.

23. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2024, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At December 31, 2024, the carrying value of loans and borrowings, including accrued interest, was $602.2 million while the fair value is approximately $585.2 million. At December 31, 2024, the carrying value of notes receivable, including accrued interest, was $12.0 million which approximates its fair value.

99

100 Annual Report | 2024 Credit risk Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2024 and December 31, 2023: December 31, 2024 December 31, 2023 Cash and cash equivalents $ 50,402 $ 111,738 Accounts receivable 18,399 5,710 Derivatives — 11,254 Note receivable 12,009 17,413 Deposits and other assets 4,961 9,484 $ 85,771 $ 155,599 The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%. At December 31, 2024, PMA is in default of the agreement and the gross amount of accounts and note receivable from PMA was $20.7 million (December 31, 2023 - $25.2 million). Accordingly, the note receivable is considered credit impaired, and the Company increased the expected credit loss provision by $8.0 million in the year ended December 31, 2024 (provision of $4.1  million for the year ended December 31, 2023). After adjusting for credit loss provision and present value discount of $13.1  million (December 31, 2023 - $7.7 million), the book value of the PMA note receivable at December 31, 2024 was $7.6 million (December 31, 2023 - $17.4 million.), of which $3.9 million (December 31, 2023 - $8.3 million) was included in other curret assets. Liquidity risk Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company. The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2024: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 39

Annual Report | 2024

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$ 602,189	$ 791,475	$ 74,251	$ 105,989	$ 611,235	$ —
Accounts payable and accrued liabilities	95,120	95,120	95,120	—	—	—
Other non-current liabilities	5,825	5,825	—	4,771	666	388
Leases	17,885	19,431	11,995	6,398	1,038	—
Total	**$ 721,019**	**$ 911,851**	**$ 181,366**	**$ 117,158**	**$ 612,939**	**$ 388**

The Company also has a derivative financial liability for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of December 31, 2024 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$390.0 million	USD/BRL	5.43	6.49	January 2025 - December 2025
Gold collar (iii)	30,000 ounces	$ / oz	$2,200	$3,425	January 2025 - December 2025

(i) Foreign exchange currency risk

The Company's subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2024 relates to $60.0 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2024 on $513.6 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $57.3 million and $114.6 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

101

102 Annual Report | 2024 The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At December 31, 2024, the aggregate fair value of the Company's foreign exchange derivatives was a net liability of $17.9 million (December 31, 2023 - asset of $11.3 million), which is reflected in current portion of derivatives liabilities. The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party. The change in fair value of foreign exchange derivatives was an unrealized loss of $30.8 million for the year ended December 31, 2024 (a gain of $7.6 million for the year ended December 31, 2023) and has been recognized in foreign exchange (loss) gain. In addition, during the year ended December 31, 2024, the Company recognized a realized loss of $8.2 million (realized gain of $11.4 million for the year ended December 31, 2023) related to the settlement of foreign currency forward collar contracts. (ii) Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at December 31, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income. (iii) Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2024, the Company has entered into zero-cost gold collar contracts on 2,500 ounces of gold per month from January 2025 to December 2025, representing approximately 50% of its estimated production volumes for the period. As of December 31, 2024, the fair value of these contracts was a net liability of $0.1 million (December 31, 2023 - nil). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party. At December 31, 2024, the Company does not have any outstanding copper collar contracts (December 31, 2023 - liability of $0.6 million). During the year ended December 31, 2024, the Company recognized an unrealized gain of $0.2 million (unrealized loss of $0.1 million for the year ended December 31, 2023) and a realized loss of $2.6 million (realized loss of $1.8 million for the year ended December 31, 2023) in relation to its commodity derivatives in in other income or loss. At December 31, 2024, the Company had provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2024, a 10% change in the price of copper would have changed pre-tax net income (loss) by $6.1 million. 24. Capital Management The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 41

103 Annual Report | 2024 Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets. Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company. 25. Supplemental Cash Flow Information Year ended December 31, Net change in non-cash working capital items: 2024 2023 Accounts receivable $ (13,985) $ 6,918 Inventories (12,586) (5,269) Other assets (17,636) (11,694) Accounts payable and accrued liabilities (4,137) 1,673 Deferred revenue 22,654 2,440 $ (25,690) $ (5,932) Non-cash investing and financing activities: Additions to property, plant and equipment by leases $ 18,012 $ 20,019 Non-cash (decrease) increase in accounts payable in relation to capital expenditures (4,848) 28,851 Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs 7,890 3,119 26. Commitment and Contingencies (a) Capital commitments As at December 31, 2024, the Company has capital commitments, which is net of advances to suppliers, of $51.2 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 42

104 Annual Report | 2024 (b) Contingencies Due to the size, complexity and nature of the Company’s operations, it is subject to various investigations, claims, legal and tax proceedings covering matters that arise in the ordinary course of business. Based on the opinion of the Company's legal advisers, management considers provisions for its outstanding and pending legal claims to be adequate. Each of these matters is subject to various uncertainties and it is possible that some of these matters may resolve unfavourably to the Company. In the opinion of management, based upon the information currently available, none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. As at December 31, 2024, the Company has recognized a provision related to certain matters of $1.6 million (December 31, 2023 - $1.6 million). There are five administrative claims (2023 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. As at December 31, 2024, the estimated impact of the claims is $6.6 million (December 31, 2023 - $4.8 million). The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow and as such no provision is recognized. 27. Subsequent Events Subsequent to December 31, 2024, the Company amended its Senior Credit Facility ("Amended Senior Credit Facility") to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Amended Senior Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for the purposes of determining financial covenants and interest rates. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 43

Xavantina Operations Aerial View, Mato Grosso, Brazil

Ero Copper Corp Suite 1050 – 625 Howe St Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 info@erocopper.com WWW.EROCOPPER.COM TSX: ERO NYSE: ERO